FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 7, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F      X            Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  _____              No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74703, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-140798, 333-145751, and 333-149577, the registration statements on Form F-3 with registration numbers 333-162193, 333-137691 and 333-104778-01 and the registration statement on Form F-4 with the registration number 333-108304 of ABN AMRO Holding N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Item
1	Press release, dated 30 September 2009

2	ABN AMRO Bank N.V. -- Pro forma financial information at 30 June 2009 included in the demerger proposals for the Dutch and Belgian transfer of assets and liabilities to ABN AMRO II N.V.

3	Dutch Demerger Proposal (in Dutch, with English translation for information purposes only)

4	Belgian Demerger Proposal (in Dutch, with English translation for information purposes only)

Item 1

Amsterdam, 30 September 2009

ABN AMRO files legal demerger documentation with the Amsterdam Chamber of Commerce

ABN AMRO Bank N.V. has today filed documentation with the Amsterdam Chamber of Commerce for a legal demerger in The Netherlands and in Belgium. The demerger proposals outline the legal process for the transfer of the majority of the Dutch State acquired businesses into a separate legal entity, which will remain wholly owned by ABN AMRO Holding N.V. until it is legally transferred out of ABN AMRO Group.

The demerger proposals (excluding the description of assets and liabilities) and pro forma financial information as of 31 December 2008 and 30 June 2009 reflecting the impact of the legal transfers and demergers on ABN AMRO Bank N.V. are available on the ABN AMRO’s website (www.abnamro.com).  The complete demerger filing, including a description of assets and liabilities to be transferred, is available for consultation at the Amsterdam Chamber of Commerce.

ABN AMRO Holding N.V. was acquired by a consortium of banks through RFS Holdings B.V. on 17 October 2007. The consortium consisted of The Royal Bank of Scotland Group (38%), Fortis Bank (34%) and Banco Santander SA (28%). On 24 December 2008 the Fortis Bank Nederland (Holding) N.V. stake in RFS Holdings B.V. was transferred to the Dutch State, following the acquisition by the Dutch State in October 2008 of Fortis Bank Nederland (Holding) N.V., including its stake in RFS Holdings B.V.

ABN AMRO Group has chosen a two-step approach to effect the legal separation of the assets and liabilities acquired by the Dutch State:

•
Step 1 - “Legal Demerger”: Transferring the majority of the Dutch State acquired businesses from ABN AMRO Bank N.V. to a new legal entity, ABN AMRO II N.V.  Some subsidiaries and assets and liabilities are separately transferred to the new legal entity, mostly before the planned legal demerger date.  Following the demergers and the transfer of the Dutch State acquired businesses into the new bank, the existing ABN AMRO Bank N.V. will be renamed The Royal Bank of Scotland N.V.  The new legal entity comprising the Dutch State acquired businesses will then be renamed ABN AMRO Bank N.V.

•
Step 2 - “Legal Separation”: Transferring the shares of the renamed ABN AMRO Bank N.V. from ABN AMRO Holding N.V. to a new holding company fully owned by the Dutch State and independent of ABN AMRO Holding N.V. (which will be renamed RBS Holdings N.V.)

Until legal separation ABN AMRO Group will continue to be governed by the ABN AMRO Holding N.V. Managing Board and Supervisory Board and regulated on a consolidated basis with capital adequacy, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank.  ABN AMRO capital ratios continue to exceed the minimum tier 1 and total capital ratios of 9% and 12.5% respectively (as set by the Dutch Central Bank during the separation period of ABN AMRO Group) and are adequate to cover for stress scenarios.  ABN AMRO Group continues to comfortably exceed the regulatory liquidity requirements.  ABN AMRO Group and its shareholders have plans in place to ensure that at legal separation each individual bank is adequately capitalized and has a sound liquidity position.

Further information on the legal demerger is available on the following Intranet links

ABN AMRO Bank N.V. demerger proposals (excluding the description of assets and liabilities) and pro forma financial information: http://www.abnamro.com/pressroom/pressreleasedetail.cfm?ReleaseID=412432
ABN AMRO Bank N.V. issued debt instruments allocation please refer to:
http://www.group.abnamro.com/financials/allocation.cfm
Update on Separation: http://www.group.abnamro.com/transition/transition.cfm

For further information, please contact

ABN AMRO Group Press Office pressrelations@nl.abnamro.com +31 20 6288900	RBS Group Investor Relations Investor.relations@rbs.com +44 207 672 1758 RBS Group Media Relations +44 131 523 4414

Item 2

ABN AMRO Bank N.V.

Pro forma financial information at 30 June 2009
included in the demerger proposals for the Dutch and Belgian transfer of assets and liabilities to ABN AMRO II N.V.

Gustav Mahlerlaan 10
1082 PP  Amsterdam
Trade register 33002587
30 September 2009

1

ABN AMRO Bank N.V. pro forma demerger financial information

Table of Content

PRO FORMA FINANCIAL INFORMATION FOR THE DEMERGER OF ABN AMRO BANK N.V.

General	3

Pro forma financial information on the demerging company ABN AMRO Bank N.V.

General	4
Basis of presentation ABN AMRO Bank N.V.	4
Pro forma Company Income Statement ABN AMRO Bank N.V. for the year ended 31 December 2008	5
Pro forma Company Balance Sheet ABN AMRO Bank N.V. at 30 June 2009	6
Pro forma Company Equity Statement ABN AMRO Bank N.V. at 30 June 2009	7
Notes to the pro forma financial information ABN AMRO Bank N.V.	8
Supplementary information ABN AMRO Bank N.V.	10

Pro forma financial information on the acquiring company ABN AMRO II N.V.

General	12
Basis of presentation ABN AMRO II N.V.	12
Pro forma Company Income Statement ABN AMRO II N.V. for the year ended 31 December 2008	14
Pro forma Company Balance Sheet ABN AMRO II N.V. at 30 June 2009	15
Pro forma Company Equity Statement ABN AMRO II N.V. at 30 June 2009	16
Notes to the pro forma financial information ABN AMRO II N.V.	17
Supplementary information ABN AMRO II N.V.	19

Appendix I

Opening balance sheet ABN AMRO II N.V. at 9 April 2009	21

Appendix II

Abbreviated Company financial statements of ABN AMRO Bank N.V. for the year 2008
Abbreviated Company financial statements of ABN AMRO Bank N.V. for the year 2007
Abbreviated Company financial statements of ABN AMRO Bank N.V. for the year 2006

2

ABN AMRO Bank N.V. pro forma demerger financial information

General

ABN AMRO Bank N.V. has filed a demerger proposal, of which this document forms part, for the legal demerger of parts of the Dutch State acquired businesses to ABN AMRO II N.V. The legal demergers are performed in two legal demerger processes, both under Dutch law: a demerger of assets and liabilities in the Netherlands referred to as the Dutch demerger, and a demerger of assets and liabilities in Belgium referred to as the Belgian demerger. The demerger proposal also includes the transfer of a number of selected subsidiaries and, alternatively, the transfer of the beneficial title of certain businesses, from ABN AMRO Bank N.V. to ABN AMRO II N.V. prior to the demergers.

The purpose of this document is to provide creditors of ABN AMRO Bank N.V. and ABN AMRO II N.V. with pro forma financial information allowing an assessment, before and after legal transfers and demergers, of the impact of the (legal) transfers and demergers on ABN AMRO Bank N.V. and on ABN AMRO II N.V.

The pro forma information includes (i) a pro forma Company Income Statement for the year ended 2008, (ii) a pro forma Company Balance Sheet at 30 June 2009, (iii) a pro forma Company Equity Statement at 30 June 2009 and (iv) Notes and Supplementary Information for both ABN AMRO Bank N.V., the demerging company and ABN AMRO II N.V., the acquiring company.

For information in respect of the financial position of ABN AMRO Holding N.V., the parent company of ABN AMRO Bank N.V., reference is made to the interim financial report dated 26 August 2009 and to the 2008 annual report, available on the ABN AMRO website (www.abnamro.com).

The ABN AMRO Holding N.V. interim financial report provides information on the externally reported segments, including the Dutch State acquired businesses. The major part of these Dutch State acquired businesses are proposed to be legally demerged and transferred in accordance with this proposal to ABN AMRO II N.V., also a fully owned subsidiary of ABN AMRO Holding N.V.

The interim financial report also provides information on the capital and liquidity position of ABN AMRO Holding N.V., that has provided a guarantee to both ABN AMRO Bank N.V. and to ABN AMRO II N.V. until the latter is legally separated from ABN AMRO Group.  ABN AMRO Group continues to be well funded and capitalised. The Group’s capital ratios continue to exceed the minimum tier 1 and total capital ratios of 9% and 12.5% respectively as set by the Dutch Central Bank during the transition and separation period of ABN AMRO Group. ABN AMRO Group continues to comfortably exceed the regulatory liquidity requirements.

RBS and the Dutch State continue to work towards the legal separation of the Dutch State acquired businesses from the residual RBS acquired businesses into two separate viable banks, each with its own banking license, applications for which have been submitted to the Dutch Central Bank, and each adequately capitalised at the time of separation.

Legal demerger will occur upon transfer of the Dutch State acquired businesses out of ABN AMRO Bank N.V., the demerging entity, into a separate legal entity ABN AMRO II N.V., a fully owned subsidiary of ABN AMRO Holding N.V. that was incorporated and registered with the Dutch Chamber of Commerce earlier in 2009.  Legal separation out of the ABN AMRO Group will occur when ABN AMRO II N.V. is separated from ABN AMRO Group and functions as a new independent bank. This is aimed to be achieved a few months after the legal demerger has been effected.

Until final legal separation ABN AMRO Group will continue to be governed by the ABN AMRO Holding N.V. Managing Board and Supervisory Board and regulated on a consolidated basis with capital ratios, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank. All steps in the legal demerger and separation process are subject to approval of the Dutch Central Bank.

3

ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma financial information on the demerging company ABN AMRO Bank N.V.

General

ABN AMRO Bank N.V. is a wholly owned subsidiary of ABN AMRO Holding N.V., which has fully and unconditionally guaranteed the obligations of ABN AMRO Bank N.V. that have been incurred. This guarantee includes all securities issued by ABN AMRO Bank N.V. ABN AMRO Bank N.V. is a limited liability company incorporated under the laws of the Netherlands and has its statutory seat in Amsterdam, the Netherlands and its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. ABN AMRO Bank N.V. is registered with the Trade Register of the Chambers of Commerce under number 33002587.

ABN AMRO Bank N.V. utilizes an exemption in the Dutch and United States regulation and therefore does not prepare, nor file a full set of financial statements, including consolidated financial statements in the Netherlands or with the US Securities Exchange Commission. In the 2008 Annual Report of ABN AMRO Holding N.V. condensed consolidating financial information for (i) ABN AMRO Holding N.V., on a standalone basis as guarantor; (ii) ABN AMRO Bank N.V. on a standalone basis; (iii) other subsidiaries of ABN AMRO Holding N.V. on a combined basis; (iv) consolidation adjustments; and total consolidated amounts are presented on the pages 211 to 217. Abbreviated Company Financial Statements of ABN AMRO Bank N.V. for the year 2008 have been filed with the Chamber of Commerce on 8 July 2009 and are included as appendices to this pro forma financial information.

Following the transfer of selected entities into ABN AMRO II N.V. and the Dutch demerger of assets and liabilities to ABN AMRO II N.V., ABN AMRO Bank N.V. will be renamed to The Royal Bank of Scotland N.V. (hereafter “RBS N.V.”). For RBS N.V. an application for a renewal of the existing banking license has been filed.

Basis for Presentation

As more than six months have passed since the last financial year of ABN AMRO Bank N.V., 2008, for which financial statements have been adopted, interim financial statements have been prepared for ABN AMRO Bank N.V., the demerging company. The pro forma financial information prepared includes a pro forma income statement, a pro forma balance sheet and a pro forma statement of equity reflecting the 2008 results and the financial positions at 30 June 2009 on a pro forma basis and including the impact of the demergers and other transactions planned prior to the demergers of ABN AMRO Bank N.V.

ABN AMRO Bank N.V.'s financial position at 30 June 2009 and the 2008 income statement do not include all of the information required for annual financial statements under International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), as adopted by the European Union and also do not include all information required for interim financial statements complying with IAS 34 ‘Interim financial statements’.

In preparing the pro forma financial information, the same accounting principles and methods of computation were applied as in the consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2008, which include the financial information of ABN AMRO Bank N.V. on a fully consolidated basis. Please refer to pages 99 to 118 of ABN AMRO Holding N.V.’s 2008 Annual Report for the description of the accounting policies.

The pro forma income statement only includes the results from continuing operations; the results from discontinued operations are not reflected, as these results relate to businesses that have already been transferred out of ABN AMRO Group.

4

ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma Company Income Statement ABN AMRO Bank N.V. for the year ended 31 December 2008

Unaudited	ABN AMRO Bank N.V.	Transfers and capital actions*	Dutch Demerger	Pro-Forma ABN AMRO Bank N.V. after Dutch Demerger	Belgian Demerger	Pro-Forma ABN AMRO Bank N.V.
EUR in Millions				Demerger

Net interest income	4,383	(75)	(2,392)	1,915	(38)	1,878
Results from consolidated subsidiaries	(509)	(40)	(234)	(783)	23	(760)
Net commissions	1,546	(38)	(776)	732	(18)	714
Trading income	(9,765)	(17)	(100)	(9,882)	(2)	(9,884)
Results from financial transactions	(564)	-	(194)	(759)	0	(759)
Other operating income	170	-	(39)	131	(0)	131
Total operating income	(4,740)	(170)	(3,735)	(8,645)	(35)	(8,680)
Operating expenses	7,888	(87)	(2,677)	5,125	(51)	5,074
Provision loan losses	3,169	(1)	(653)	2,514	(10)	2,504
Operating profit before tax	(15,797)	(83)	(405)	(16,284)	26	(16,258)
Taxes	(2,757)	(2)	(38)	(2,796)	1	(2,795)
Results from continuing operations	(13,040)	(81)	(367)	(13,488)	25	(13,463)

*The Income Statement has not been affected by the capital actions

5

ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma Company Balance Sheet ABN AMRO Bank N.V. at 30 June 2009

Unaudited	ABN AMRO Bank N.V.	Transfers and capital actions	Dutch Demerger	Pro-Forma ABN AMRO Bank N.V. after Dutch Demerger	Belgian Demerger	Pro-Forma ABN AMRO Bank N.V.
EUR in Millions				Demerger

ASSETS
Cash and balances with central banks	17,652	800	(7,209)	11,242	(1)	11,241
Financial assets held for trading	93,976	(40)	(200)	93,736	(0)	93,736
Financial investments	104,993	-	(48,394)	56,599	(5)	56,594
Loans and receivables - banks	154,134	(9,248)	(96,268)	48,618	(26)	48,592
Loans and receivables - customers	155,474	(1,726)	(63,067)	90,681	(1,314)	89,367
Equity accounted investments	8,675	(2,629)	(462)	5,584	(36)	5,549
Property and equipment	1,273	(1)	(1,134)	138	(4)	134
Goodwill and other intangible assets	438	(1)	(132)	305	(22)	283
Assets of businesses held for sale	(0)	-	-	(0)	-	(0)
Accrued income and prepaid expenses	3,096	(12)	(954)	2,130	(7)	2,123
Tax assets	6,279	(13)	(495)	5,772	(12)	5,760
Other assets	5,202	(165)	(521)	4,515	(29)	4,486

TOTAL ASSETS	551,191	(13,035)	(218,836)	319,320	(1,456)	317,864

LIABILITIES AND EQUITY

Financial liabilities held for trading	76,861	(24)	(137)	76,699	-	76,699
Due to banks	149,832	3,224	(68,521)	84,534	972	85,507
Due to customers	211,818	(7,950)	(117,045)	86,823	(2,327)	84,496
Issued debt securities	67,931	-	(15,871)	52,061	-	52,061
Provisions	986	(5)	(263)	717	(9)	708
Liabilities of businesses held for sale	(0)	-	-	(0)	-	(0)
Accrued expenses and deferred income	4,529	(43)	(1,677)	2,810	(30)	2,780
Tax liabilities	180	(9)	(40)	132	-	132
Other liabilities	16,008	(200)	(8,089)	7,719	(48)	7,671
Subordinated liabilities	9,796	800	(5,273)	5,324	-	5,324

TOTAL LIABILITIES	537,940	(4,207)	(216,916)	316,818	(1,441)	315,377

EQUITY	13,250	(8,828)	(1,920)	2,502	(15)	2,487

TOTAL LIABILITIES AND EQUITY	551,191	(13,035)	(218,836)	319,320	(1,456)	317,864

Guarantees and other commitments	21,747	(1,038)	(4,532)	16,177	(8)	16,169
Committed credit facilities	49,298	(856)	(4,154)	44,288	(103)	44,185
Risk weighted assets	165,437	(48,709)	(45,687)	71,040	(1,428)	69,612

6

ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma Company Equity Statement ABN AMRO Bank N.V. at 30 June 2009

Unaudited	ABN AMRO Bank N.V.	Transfers and capital actions	Dutch Demerger	Pro-Forma ABN AMRO Bank N.V. after Dutch Demerger	Belgian Demerger	Pro-Forma ABN AMRO Bank N.V.
EUR in Millions

Non-distributable reserves
Software (internally developed)	277	(1)	(51)	225	-	225
Unrealised gains available-for-sale assets	415	(38)	(53)	324	(1)	323
Unrealised gains cash flow hedging reserve	-	-	-	-	-	-
Unrealised currency translation gains	218	(2)	1	218	-	218
Reserve shares	10	-	(10)	-	-	-
Reserve profit participations	550	-	(143)	407	-	407
	1,470	(40)	(256)	1,174	(1)	1,173
Distributable reserves	10,630	(8,788)	(1,665)	178	(14)	164
Share Capital	1,150	-	-	1,150	-	1,150
Shareholders' equity	13,250	(8,828)	(1,920)	2,502	(15)	2,487

Number of shares	255,572,503
Net Asset Value per share (in Euro)	-
Nominal value per share (in Euro)	4.50
Share Capital (in Euro)	1,150,076,264

7

ABN AMRO Bank N.V. pro forma demerger financial information

Notes to the pro forma financial information ABN AMRO Bank N.V.

1           Transfers

The column “Transfers and capital actions” includes the effect of the transfer of certain subsidiaries (or businesses) and branches including certain Private Clients and International Diamonds & Jewellery Group business activities from ABN AMRO Bank N.V. to ABN AMRO II N.V. as part of the restructuring prior to the date of the legal demerger of materially all Dutch State acquired businesses in ABN AMRO Bank N.V.

Prior to the Dutch and Belgian demergers, selected subsidiaries of ABN AMRO Bank N.V. will be transferred to ABN AMRO II N.V. These subsidiaries will be transferred at net asset value to ABN AMRO II N.V. in exchange for promissory notes which will be distributed in kind by ABN AMRO Bank N.V. to ABN AMRO Holding N.V. prior to the date of the legal demerger from ABN AMRO Bank N.V. The equivalent value in equity will be invested by ABN AMRO Holding N.V. in ABN AMRO II N.V. in accordance with the ABN AMRO Holding N.V.’s accounting policy in respect of common control transactions. The transactions relate to ABN AMRO Private Clients Holding B.V., including most of the international private clients activities incorporated in subsidiaries of ABN AMRO Bank N.V., New HBU II N.V., Delta Lloyd ABN AMRO Verzekeringen Holding B.V. including the joint venture with Delta Lloyd and Amstel Lease Maatschappij N.V.

As to New HBU II N.V., alternatively, rather than selling and transferring the shares in this company, it is also being considered to have New HBU II N.V. legally merged into ABN AMRO Bank N.V.  It is additionally being considered to, prior to this merger, sell and transfer the beneficial title (economische gerechtigdheid) to its entire business or ABN AMRO Bank N.V.’s interest therein, to ABN AMRO II N.V. in exchange for a receivable and subsequently distribute such receivable to ABN AMRO Holding N.V. prior to the demerger becoming effective. This alternative restructuring of New HBU II N.V. is considered in order to ease a potential later sales process to comply with the requirements of the European Commission. The pro forma financial information does not reflect this alternative structuring.

2           Capital actions

On 2 July, 2009 the Dutch Parliament approved the Ministry of Finance of the Netherlands plans to acquire a EUR 800 million Mandatory Convertible Tier-1 Security (MCS) to be issued by ABN AMRO Bank N.V. This Security was issued on 31 July 2009 by ABN AMRO Bank N.V. At the time of ABN AMRO II N.V. transferring out of ABN AMRO Holding N.V., the security will mandatorily convert into common equity of ABN AMRO II N.V.

The Mandatory Convertible Tier-1 Security pays a 10% coupon. ABN AMRO Bank N.V. may defer coupons at any time. In case ABN AMRO Bank N.V. is in breach of minimum capital adequacy requirements, as set by Dutch Central Bank, coupon payments must be deferred.

Furthermore, the Dutch Parliament has on 2 July 2009 approved that the Ministry of Finance of the Netherlands enters into a Credit Default Swap agreement with ABN AMRO Bank N.V. This agreement has been signed on 31 July 2009 and became effective on 31 August 2009. Through this arrangement ABN AMRO Bank N.V. has purchased credit protection, for a fee of 51.5 bps p.a. on the outstanding portfolio amount, currently EUR 34.5 billion of own originated residential mortgages. Under the agreement losses will be shared pari passu between ABN AMRO Bank N.V. for 5% and Dutch State for 95%, with a first loss for ABN AMRO Bank N.V. of 20 bps p.a. This credit default swap will reduce the risk-weighted assets of ABN AMRO Bank N.V. by EUR 19 billion.

8

ABN AMRO Bank N.V. pro forma demerger financial information

If required to maintain the solvency ratios as set by the Dutch Central Bank, ABN AMRO Holding N.V. will inject further capital into ABN AMRO Bank N.V.

The effects of the above capital actions on ABN AMRO Bank N.V. are reflected in the pro forma financial information under “Transfers and capital actions”.

3           Guarantee from ABN AMRO II N.V.

Following the transfer of the selected subsidiaries (or businesses) as part of the structuring of the demerger transaction, ABN AMRO Bank N.V. enters into a guarantee transaction with ABN AMRO II N.V. to guarantee approximately EUR 15 billion of assets. The impact of this transaction is the equivalent of a positive EUR 1.1 billion Tier 1 capital for ABN AMRO Bank N.V. and an equivalent negative EUR 1.4 billion of Tier 1 capital for ABN AMRO II N.V. The reason for this transaction is to ensure continuing adequate capitalisation of ABN AMRO Bank N.V. following the transfer of subsidiaries (or businesses) noted under (1) above and before the legal demerger is effected.

The effect of this guarantee on ABN AMRO Bank N.V. is also reflected in the pro forma financial information as “Transfers and capital actions”.

4           Dividend proposal

Subject to regulatory approval, the Managing Board of ABN AMRO Bank N.V. has proposed and the Supervisory Board has approved the payment of a dividend of EUR 6.5 billion, to ABN AMRO Holding N.V. to enable ABN AMRO Holding N.V. to pay a dividend of EUR 6.5 billion to RFS Holdings B.V. for capital repatriation to its shareholder Banco Santander S.A., relating to realised proceeds from the 2008 sale of the Santander acquired businesses. The effect of approved dividend payment has been reflected as “Transfers and capital actions” in the pro forma financial information.

5           Dutch demerger

Materially all of the Netherlands parts of the Dutch State acquired businesses will be transferred to ABN AMRO II N.V. in a legal demerger (with the exception of the transfer of the four subsidiaries (or businesses) referred to above in note 1 Transfers).

Insofar as and to the extent that the legal ownership of any assets, liabilities, rights, obligations or legal relationships reflected in the description attached to the Demerger Proposal cannot be transferred by means of a legal demerger to ABN AMRO II N.V. due to governing law or contractual constraints, then the economic ownership of those assets, liabilities, rights, obligations and legal relationships will to the greatest extent possible transfer to ABN AMRO II N.V. pursuant to the legal demerger. The effects of the legal demerger and the transfer of economic ownership on the financial figures are reflected as “Dutch demerger“.

6           Pro forma ABN AMRO Bank N.V. after Dutch demerger

This pro forma financial information represents the financial figures of ABN AMRO Bank N.V., after the effects of transfers, capital actions and the Dutch demerger but before the Belgian demerger, including the intercompany elimination effects.

The 2008 income statement of ABN AMRO Bank N.V. includes results related to the transition of ABN AMRO Holding N.V. that are not expected to reoccur in the future. Reference is made to the 2008 Annual Report of ABN AMRO Holding N.V. to Section 2 Operating Review for an analysis of the 2008 results of

9

ABN AMRO Bank N.V. pro forma demerger financial information

ABN AMRO Holding N.V. The pro forma income statement has not been adjusted to exclude the effects from any non-recurring items.

7           Belgian demerger

The legal demerger of the Belgian Private Clients and International Diamonds & Jewellery Group business is executed in a separate demerger process, with separate legal documentation under Dutch law. This demerger is executed after the demerger of the Netherlands business. The effects of this legal demerger on the financial figures are reflected as “Belgian demerger” and include a capital injection of EUR 15 million in the Belgium branch.

8           Pro forma ABN AMRO Bank N.V.

The pro forma financial information represents the financial figures of ABN AMRO Bank N.V., after the effects of transfers, capital actions and both legal demerger transactions, including the intercompany elimination effects.

Supplementary information ABN AMRO Bank N.V.

Cross liability

Under article 2:334t of the Dutch Civil Code, ABN AMRO Bank N.V., after legal demerger, will remain liable to the creditors which transferred from ABN AMRO Bank N.V. to ABN AMRO II N.V. in the event that ABN AMRO II N.V. cannot meet its obligation to those creditors.

The liability relates only to obligations existing at the date of legal demerger. The liability will cease to exist upon expiration of the obligations. ABN AMRO Bank N.V.'s liability is limited to the equity retained at legal demerger, amounting to EUR 2,487 million in the pro forma financial information.

ABN AMRO Bank N.V. has put in place arrangements to mitigate the risks of the liability to the creditors which transferred from ABN AMRO Bank N.V. to ABN AMRO II N.V. ABN AMRO Bank N.V. will hold the regulatory capital agreed with the Dutch Central Bank for any residual risks.

Similarly under Article 2:334t of the Dutch Civil Code, ABN AMRO Bank N.V. is under certain circumstances liable to the creditors which have transferred from ABN AMRO Bank N.V. to New HBU II N.V. on 7 August 2008. This liability amounts to approximately EUR 1.9 billion at 30 June 2009. The alternative restructuring of New HBU II N.V. as described in note 1 could eliminate this liability.

RBS Asset Protection Scheme

Her Majesty's Treasury in the United Kingdom intends to enter into an agreement with The Royal Bank of Scotland Plc on guaranteeing losses on certain identified RBS acquired assets of ABN AMRO Group. A part of the assets relate to assets held by ABN AMRO Bank N.V., which are not included in the demerger or transfer process. The agreement with the UK Treasury does not impact ABN AMRO Bank N.V., however The Royal Bank of Scotland Plc intends to enter into a guarantee agreement with ABN AMRO Bank N.V. for the same identified assets. The potential impact of this intended guarantee agreement on the risk weighted assets of ABN AMRO Bank N.V. is not included in this pro forma financial information.

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ABN AMRO Bank N.V. pro forma demerger financial information

Entities and assets and liabilities not part of demerger

ABN AMRO Bank N.V. will, after the transfers and Dutch and Belgian demergers, continue to include assets and liabilities that have not yet been allocated to, or divided up between the consortium shareholders, the so-called “Shared Assets”, in which each of the consortium shareholders has an indirect interest. The net asset value of these assets and liabilities amounts to EUR 6,748 million negative at 30 June 2009. In the legal demerger, capital related to the demerged and transferred businesses will demerge and capital for the Dutch State interest in the Shared Assets will remain in ABN AMRO Bank N.V.

Furthermore a number of assets and liabilities included in some Private Clients and International Diamonds & Jewellery Group businesses in branches and subsidiaries of ABN AMRO Bank N.V. in South Africa, India, USA, Gibraltar, United Kingdom and China are not part of the transfers or the demergers. These will be transferred to ABN AMRO II N.V., as soon as possible after the effective date of the demerger, when all required technical and regulatory separation activities are completed and approvals have been obtained, while some minor activities of these businesses will be discontinued and will therefore not transfer to ABN AMRO II N.V. The International Diamonds & Jewellery Group activities, included in the Japan branch that in July 2009 transferred to The Royal Bank of Scotland Plc, will also at a later stage be transferred to ABN AMRO II N.V. The total 2008 operating revenue of these entities amounts to EUR 82 million and the total assets EUR 823 million at 30 June 2009.

Any structured transaction related assets and liabilities, for which approval from a third party is necessary but will not be obtained prior to the legal demerger, are not part of the transfers and demergers, but will be separately transferred as soon as approvals are available. The economic ownership will however, to the greatest extent possible transfer to ABN AMRO II N.V. pursuant to the legal demerger.

ABN AMRO Bank N.V. and ABN AMRO II N.V. reached agreements on the principles for the availability for ABN AMRO II N.V. of the security rights connected with client relationships to be demerged to ABN AMRO II N.V.

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ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma financial information on the acquiring company ABN AMRO II N.V.

General

ABN AMRO II N.V. is a limited liability company incorporated on 9 April 2009 under the laws of the Netherlands and has its statutory seat in Amsterdam, the Netherlands and its registered office at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands. ABN AMRO II N.V. is registered with the Trade Register of the Chambers of Commerce under number 34334259.

ABN AMRO II N.V., the acquiring company, is a wholly owned subsidiary of ABN AMRO Holding N.V., which has fully and unconditionally guaranteed the obligations of ABN AMRO II N.V. that have been incurred. As a result of the guarantee received from ABN AMRO Holding N.V., ABN AMRO II N.V. is exempt from preparing a full set of financial statements. The guarantee for ABN AMRO II N.V. will be withdrawn at legal separation of ABN AMRO II N.V. out of ABN AMRO Group.

Following the transfer of selected entities into ABN AMRO II N.V. and the Dutch demerger of assets and liabilities to ABN AMRO II N.V., ABN AMRO II N.V. will be renamed to ABN AMRO Bank N.V. ABN AMRO II N.V. has applied for a banking license with the Dutch Central Bank. The confirmation of the banking license is expected in due course.

After the transfers and the Dutch and Belgian demerger of assets and liabilities, ABN AMRO II N.V. materially comprises the Dutch State acquired businesses in ABN AMRO Holding N.V., which include materially all of the activities in the Netherlands, with the exception of the RBS acquired Global Markets and Global Clients businesses in the Netherlands, and also include the international Private Clients and International Diamonds & Jewellery Group activities. Some of the Private Clients and International Diamonds & Jewellery Group activities included in international branches in South Africa, India, United States, Gibraltar, United Kingdom and China will be transferred to ABN AMRO II N.V. as soon as possible after the effective date of demerger after completion of all required license and regulatory approvals, or will be discontinued. The International Diamonds & Jewellery Group activities included in the Japan branch that in July 2009 transferred to The Royal Bank of Scotland Plc will at a later stage be transferred to ABN AMRO II N.V. These activities are not significant.

Basis for Presentation

The first financial year since incorporation has not yet passed and therefore an interim balance sheet and a statement of equity have been prepared at 30 June 2009.

The pro forma financial information prepared include a 2008 pro forma income statement, a pro forma balance sheet and a pro forma statement of equity reflecting the financial positions at 30 June 2009 on a pro forma basis including i) the impact of the demerger and ii) other transactions planned prior to the demerger of ABN AMRO Bank N.V.

ABN AMRO II N.V.'s financial position at 30 June 2009 and the income statement on a pro forma basis do not include all of the information required for annual financial statements under International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board, as adopted by the European Union and also do not include all information required for interim financial statements complying with IAS 34 ‘Interim financial statements’.

In preparing the pro forma financial information, the same accounting principles and methods of computation were applied as in the consolidated financial statements of ABN AMRO Holding N.V. for the year ended at 31 December 2008, which include the financial information of ABN AMRO Bank N.V. on a

12

ABN AMRO Bank N.V. pro forma demerger financial information

fully consolidated basis. Please refer to pages 99 to 118 of ABN AMRO Holding N.V.’s 2008 Annual Report for the description of the accounting policies.

The pro forma income statement only includes the results from continuing operations; the results from discontinued operations are not reflected, as these results relate to businesses that have already been transferred out of ABN AMRO Group.

13

ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma Company Income Statement ABN AMRO II N.V. for the year ended 31 December 2008

Unaudited	Pro-Forma ABN AMRO II N.V.*	Transfers and capital actions**	Dutch Demerger	Pro-Forma ABN AMRO II N.V. after Dutch Demerger	Belgian Demerger	Pro-Forma ABN AMRO II N.V.
EUR in Millions

Net interest income	-	75	2,392	2,467	38	2,505
Results from consolidated subsidiaries	-	40	234	274	(23)	251
Net commissions	-	38	776	815	18	833
Trading income	-	17	100	117	2	119
Results from financial transactions	-	-	194	194	(0)	194
Other operating income	-	-	39	39	0	39
Total operating income	-	170	3,735	3,905	35	3,940
Operating expenses	-	87	2,677	2,763	51	2,814
Provision loan losses	-	1	653	655	10	665
Operating profit before tax	-	83	405	487	(26)	461
Taxes	-	2	38	39	(1)	39
Results from continuing operations	-	81	367	448	(25)	422

*	ABN AMRO II N.V. has been incorporated on 9 April 2009. Please refer to the opening balance sheet in appendix I
**	The Income Statement has not been affected by the capital actions

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ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma Company Balance Sheet ABN AMRO II N.V. at 30 June 2009

Unaudited	Pro-Forma ABN AMRO II N.V.	Transfers and capital actions	Dutch Demerger	Pro-Forma ABN AMRO II N.V. after Dutch Demerger	Belgian Demerger	Pro-Forma ABN AMRO II N.V.
EUR in Millions

ASSETS
Cash and balances with central banks	0.045	-	7,209	7,209	1	7,210
Financial assets held for trading	-	40	200	240	0	240
Financial investments	-	-	48,394	48,394	5	48,399
Loans and receivables - banks	-	2,048	96,268	98,316	26	98,342
Loans and receivables - customers	-	1,726	63,067	64,793	1,314	66,107
Equity accounted investments	-	2,629	462	3,091	36	3,127
Property and equipment	-	1	1,134	1,135	4	1,139
Goodwill and other intangible assets	-	1	132	132	22	154
Assets of businesses held for sale	-	-	-	-	-	-
Accrued income and prepaid expenses	-	12	954	966	7	973
Tax assets	-	13	495	508	12	519
Other assets	-	165	521	687	29	716
TOTAL ASSETS	0.045	6,635	218,836	225,471	1,456	226,927

LIABILITIES AND EQUITY
Financial liabilities held for trading	-	24	137	162	-	162
Due to banks	-	(4,224)	68,521	64,297	(972)	63,325
Due to customers	-	7,950	117,045	124,995	2,327	127,322
Issued debt securities	-	-	15,871	15,871	-	15,871
Provisions	-	5	263	268	9	277
Liabilities of businesses held for sale	-	-	-	-	-	-
Accrued expenses and deferred income	-	43	1,677	1,719	30	1,749
Tax liabilities	-	9	40	48	-	48
Other liabilities	-	200	8,089	8,289	48	8,337
Subordinated liabilities	-	-	5,273	5,273	-	5,273
TOTAL LIABILITIES	-	4,007	216,916	220,923	1,441	222,364

EQUITY	0.045	2,628	1,920	4,548	15	4,563

TOTAL LIABILITIES AND EQUITY	0.045	6,635	218,836	225,471	1,456	226,927
Guarantees and other commitments	-	1,038	4,532	5,570	8	5,578
Committed credit facilities	-	856	4,154	5,010	103	5,113
Risk weighted assets	-	32,709	42,687	75,397	1,428	76,825

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ABN AMRO Bank N.V. pro forma demerger financial information

Pro forma Company Equity Statement ABN AMRO II N.V. at 30 June 2009

Unaudited	ABN AMRO II N.V.	Transfers and capital actions	Dutch Demerger	Pro-Forma ABN AMRO II N.V. after Dutch Demerger	Belgian Demerger	Pro-Forma ABN AMRO II N.V.
EUR in Millions

Non-distributable reserves
Software (internally developed)	-	1	51	52	-	52
Unrealised gains available-for-sale assets	-	38	53	91	1	92
Unrealised gains cash flow hedging reserve	-	-	-	-	-	-
Unrealised currency translation gains	-	2	(1)	0	-	0
Reserve shares	-	-	10	10	-	10
Reserve profit participations	-	-	143	143	-	143
	-	40	256	296	1	297
Distributable reserves	-	2,588	1,165	3,753	14	3,766
Share Capital	0.045	-	500	500	-	500
Shareholders' equity	0.045	2,628	1,920	4,548	15	4,563

16

ABN AMRO Bank N.V. pro forma demerger financial information

Notes to the pro forma financial information ABN AMRO II N.V.

1           Transfers

The column “Transfers and capital actions” includes the effects of the transfer of certain subsidiaries (or businesses) and branches including certain Private Clients and International Diamonds & Jewellery Group business activities from ABN AMRO Bank N.V. to ABN AMRO II N.V. as part of the restructuring prior to the date of the legal demerger of materially all Dutch State acquired businesses to ABN AMRO II N.V.

Prior to the Dutch and Belgian demergers, selected subsidiaries of ABN AMRO Bank N.V. will be transferred to ABN AMRO II N.V. These subsidiaries will be transferred at net asset value to ABN AMRO II N.V. in exchange of promissory notes which will subsequently be distributed in kind by ABN AMRO Bank N.V. to ABN AMRO Holding N.V. prior to the legal demerger. The equivalent value in equity will be invested by ABN AMRO Holding N.V. in ABN AMRO II N.V. in accordance with ABN AMRO Holding’s accounting policy in respect of common control transactions. The transactions relate to ABN AMRO Private Clients Holding B.V., including most of the international private clients activities incorporated in subsidiaries of ABN AMRO Bank N.V., New HBU II N.V., Delta Lloyd ABN AMRO Verzekeringen Holding B.V. including the joint venture with Delta Lloyd and Amstel Lease Maatschappij N.V.

As to New HBU II N.V., alternatively, rather than selling and transferring the shares in this company, it is also being considered to have New HBU II N.V. legally merged into ABN AMRO Bank N.V.  It is additionally being considered to, prior to this merger, sell and transfer the beneficial title (economische gerechtigdheid) to its entire business or ABN AMRO Bank N.V.’s interest therein, to ABN AMRO II N.V. in exchange for a receivable and subsequently distribute such receivable to ABN AMRO Holding N.V. prior to the demerger becoming effective. This alternative restructuring of New HBU II N.V. is considered in order to ease a potential later sales process to comply with the requirements of the European Commission. The pro forma financial information does not reflect this alternative structuring.

2           Capital actions

On 2 July, 2009 the Dutch Parliament approved the Ministry of Finance of the Netherlands plans to acquire a EUR 800 million Mandatory Convertible Tier-1 Security (MCS) to be issued by ABN AMRO Bank N.V. This Security was issued on 31 July 2009 by ABN AMRO Bank N.V. At the time of ABN AMRO II N.V. transferring out of ABN AMRO Holding N.V., the security will mandatorily convert into common equity of ABN AMRO II N.V.

The Mandatory Convertible Tier-1 Security pays a 10% coupon. ABN AMRO Bank N.V. may defer coupons at any time. In case ABN AMRO Bank N.V. is in breach of minimum capital adequacy requirements, as set by Dutch Central Bank, coupon payments must be deferred.

Furthermore, the Dutch Parliament has on 2 July 2009 approved that the Ministry of Finance of the Netherlands enters into a Credit Default Swap agreement with ABN AMRO Bank N.V. This agreement has been signed on 31 July 2009 and became effective on 31 August 2009. Through this arrangement ABN AMRO Bank N.V. has purchased credit protection, for a fee of 51.5 basis points per annum on the outstanding portfolio amount, currently EUR 34.5 billion of own originated residential mortgages. Under the agreement losses will be shared pari passu between ABN AMRO Bank N.V. for 5% and Dutch State for 95%, with a first loss for ABN AMRO Bank N.V. of 20 basis points per annum. This credit default swap has reduced the risk-weighted assets of ABN AMRO Bank N.V. by EUR 19 billion.

3           Guarantee to ABN AMRO Bank N.V.

Following the transfer of the selected subsidiaries as part of the structuring of the demerger transaction, ABN AMRO II N.V. enters into a guarantee transaction with ABN AMRO Bank N.V. to guarantee approximately EUR 15 billion of assets. The impact of this transaction is the equivalent of a

17

ABN AMRO Bank N.V. pro forma demerger financial information

positive EUR 1.1 billion Tier 1 capital for ABN AMRO Bank N.V. and an equivalent negative EUR 1.4 billion of Tier 1 capital for ABN AMRO II N.V.

The effect of this guarantee on ABN AMRO II N.V. is also reflected in the pro forma financial information as “Transfers and capital actions”.

4           Dutch demerger

Materially all of the Netherlands parts of the Dutch State acquired businesses will be transferred to ABN AMRO II N.V. in a legal demerger with the exception of the transfer of the four subsidiaries (or businesses) referred to above in note 1 Transfers.

Insofar and to the extent that the legal ownership of any assets, liabilities, rights, obligations or legal relationships cannot be transferred by means of a legal demerger to ABN AMRO II N.V. due to governing law or contractual constraints, then the economic ownership of those assets, liabilities, rights, obligations and legal relationships reflected in the Description attached to the Demerger Proposal will to the greatest extent possible transfer to ABN AMRO II N.V. pursuant to the legal demerger. The effects of the legal demerger and the transfer of economic ownership on the financial figures are reflected as “Dutch demerger”.

5           Pro forma ABN AMRO II N.V. after Dutch demerger

This pro forma financial information represents the financial figures of ABN AMRO II N.V., after the effects of transfers, capital actions and the Dutch demerger but before the Belgian demerger, including the intercompany elimination effects.

The 2008 income statement of ABN AMRO Bank N.V. includes results related to the transition of ABN AMRO Group that are not expected to reoccur in the future. Reference is made to the 2008 Annual Report of ABN AMRO Group to Section 2 Operating Review for an analysis of the 2008 results of ABN AMRO Group. The pro forma income statement has not been adjusted to exclude the effects from these non-recurring items.

6           Belgian demerger

The legal demerger of the Belgian business acquired by the Dutch State is executed in a separate demerger process, with separate legal documentation. This demerger is executed after the demerger of the Netherlands business. The effects of this legal demerger on the financial figures are reflected as “Belgian demerger” and include a capital injection of EUR 15 million in the Belgium branch.

7           Pro forma ABN AMRO II N.V.

The pro forma financial information represents the financial figures of ABN AMRO II N.V., after the effects of transfers, capital actions and both legal demerger transactions, including the intercompany elimination effects.

8           Share capital

The authorized outstanding and issued share capital of ABN AMRO II N.V. at incorporation on 9 April 2009 consists of 45 shares, each share having a nominal value of EUR 1,000.

At the time of the legal demerger, the authorized outstanding share capital will be increased to 2 billion shares of EUR 1 nominal value each.

In exchange for the net asset value of the Dutch demerger of EUR 1,920 million, 499,954,999 shares will be allotted by ABN AMRO II N.V.

In exchange for the net asset value of the Belgian demerger of EUR 15 million, one share will be allotted by ABN AMRO II N.V.

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ABN AMRO Bank N.V. pro forma demerger financial information

A second legal demerger is being considered to further effect the transfer of the Dutch State acquired businesses to ABN AMRO II N.V. to be effected at or post legal separation. This legal demerger relates to the demerger from ABN AMRO Holding N.V. to ABN AMRO II N.V. of an amount of cash and any liability pursuant to the statement as referred in section 2:403 paragraph 1 sub f of the Dutch Civil Code, including the remaining liabilities as referred to in section 2:404 of the Dutch Civil Code, to the extent it concerns liabilities arising out of legal acts from ABN AMRO II N.V., the demerged and transferred subsidiaries and ABN AMRO Bank N.V. to the extent it relates to the split-off to ABN AMRO II N.V. pursuant to this demerger.

Supplementary information ABN AMRO II N.V.

Cross liability

Under article 2:334t of the Dutch Civil Code ABN AMRO II N.V., after legal demerger, will remain liable to the creditors of ABN AMRO Bank N.V. that remain in ABN AMRO Bank N.V., in the event that ABN AMRO Bank N.V. cannot meet its obligations with those creditors.

The liability relates only to obligations existing as at date of legal demerger. The liability will cease to exist upon expiration of the obligations. ABN AMRO II N.V.'s liability to creditors is limited to the amount of equity acquired at legal demerger, which amounts to EUR 1,935 million in the pro forma financial information.

ABN AMRO II N.V. has put in place arrangements to mitigate the risks of the liability to the creditors which remain with ABN AMRO Bank N.V. ABN AMRO II N.V. will hold the regulatory capital agreed with the Dutch Central Bank for any residual risks.

Similarly under Article 2:334t of the Dutch Civil Code, New HBU II N.V. is under certain circumstances liable to the creditors of ABN AMRO Bank N.V. following the demerger from ABN AMRO Bank N.V. to new HBU II N.V. on 7 August 2008. This liability amounts to approximately EUR 0.9 billion at 30 June 2009. The alternative restructuring of New HBU II N.V. as described in note 1 could eliminate this liability.

Entities and assets and liabilities not part of demerger

A number of assets and liabilities included in some Private Clients and International Diamonds & Jewellery Group businesses in branches and subsidiaries of ABN AMRO Bank N.V. in South Africa, India, United States, Gibraltar, United Kingdom and China are not part of the transfers and the demergers. These will be transferred to ABN AMRO II N.V. as soon as possible after the effective date of demerger, when all technical and regulatory separation activities are completed and approvals have been obtained, while some minor activities of these businesses will be discontinued and will therefore not transfer to ABN AMRO II N.V.  The International Diamonds & Jewellery Group activities, included in the Japan branch that in July 2009 transferred to The Royal Bank of Scotland Plc, will at a later stage be transferred to ABN AMRO II N.V. The total operating revenue of these entities amounts to EUR 82 million and the total assets EUR 823 million at 30 June 2009.

Any structured transaction related assets and liabilities, for which approval from a third party is necessary but will not be obtained prior to the legal demerger, are not part of the transfers and demergers, but will be separately transferred as soon as approvals have been obtained. The economic ownership will however, to the greatest extent possible transfer to ABN AMRO II N.V. pursuant to the legal demerger.

ABN AMRO Bank N.V. and ABN AMRO II N.V. reached agreements on the principles for the availability for ABN AMRO II N.V. of the security rights connected with client relationships to be demerged to ABN AMRO II N.V.

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ABN AMRO Bank N.V. pro forma demerger financial information

APPENDICES

I            Opening balance sheet ABN AMRO II N.V. at 9 April 2009

II           Abbreviated Company financial statements of ABN AMRO Bank N.V. for the years 2008, 2007 and 2006

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ABN AMRO Bank N.V. pro forma demerger financial information

Appendix I               Opening balance sheet ABN AMRO II N.V. at 9 April 2009

Opening balance sheet ABN AMRO II N.V. at 9 April 2009
Amounts in Euros
Unaudited

Assets
Cash and cash equivalents	45,000

Total assets	45,000

Liabilities	-

Equity
Share capital	45,000
Share premium	-
Retained earnings	-

Shareholders’ equity	45,000

Total equity and liabilities	45,000

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ABN AMRO Bank N.V. pro forma demerger financial information

Appendix II              Abbreviated Company financial statements for the year 2008

 ABN AMRO Bank N.V.

Abbreviated Financial Statements 2008

1

ABN AMRO Bank N.V. pro forma demerger financial information

Management’s report on the abbreviated financial statements	3
Basis of Presentation	4
Company Income Statement	5
Company Balance Sheet	6
Auditor’s Report	7

2

ABN AMRO Bank N.V. pro forma demerger financial information

Management’s report on the abbreviated financial statements

The Managing Board certifies that, to the best of their knowledge:
(i)	the abbreviated financial statements give a true and fair view, in all material respects, of the assets, liabilities, financial position and profit and loss of ABN AMRO Bank N.V.

Amsterdam, 28 April 2009

Gerrit Zalm
Chairman of the Managing Board

David Cole
Chief Financial Officer

3

ABN AMRO Bank N.V. pro forma demerger financial information

Basis of presentation

On the basis of article 403 of part 9 of the Netherlands Civil Code ABN AMRO Bank N.V. is not required to publish financial statements. Only abbreviated financial statements need to be drawn up and approved by the company directors. The shareholders of ABN AMRO Bank N.V. have agreed to this in a declaration of consent, dated 28 April 2009 and filed with the Chamber of Commerce in Amsterdam. Furthermore a statement of liability by the parent company (ABN AMRO Holding N.V.) is filed with the Chamber of Commerce in Amsterdam. The assets and liabilities and the income statement of ABN AMRO Bank N.V. are fully consolidated in the 2008 consolidated financial statements of ABN AMRO Holding N.V., which are included in the 2008 Annual Report dated 24 March 2009.

The income statement and balance sheet as presented on the next two pages are derived from the presentation of the ABN AMRO Bank N.V. income statement and balance sheet on page 212 to 214 of the ABN AMRO Holding N.V. 2008 Annual Report, dated 24 March 2009.
The difference of EUR 9,681 million between Profit for the year in the ABN AMRO Bank N.V. Company income statement for 2008 amounting to EUR (6,101) million and the Profit for the year as per the ABN AMRO Holding N.V. Supplemental condensed consolidating statement of income 2008 amounting to EUR 3,580 million mainly relates to the gain on sale of Banco Real and other Santander acquired businesses which was recognised in ABN AMRO Holding N.V. rather than in ABN AMRO Bank N.V.
An unqualified auditor’s report was provided on the 2008 consolidated financial statements of ABN AMRO Holding N.V. included in that Annual Report.

The consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2008 are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and IFRS as issued by the International Accounting Standards Board (‘IASB’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly the accounting policies applied by the Group   fully comply with IFRS.

In preparing the enclosed financial information in respect of ABN AMRO Bank N.V., the same accounting principles and methods of computation are applied as in the consolidated financial statements at 31 December 2008 and for the year then ended of ABN AMRO Holding N.V. We refer to page 99 to 118 of the ABN AMRO Holding N.V. 2008 Annual Report for the description of the accounting policies.

Certain amounts in the prior periods have been reclassified to conform to the current presentation. This includes the restatement for the classification of the Banco Real and other Santander acquired businesses as discontinued operations.

4

ABN AMRO Bank N.V. pro forma demerger financial information

ABN AMRO Bank N.V.

Company income statement for 2008
(in millions of euros)

	2008	2007

Net interest income	4,382	3,545
Results from subsidiaries	(509)	2,151
Net commissions	1,546	2,454
Trading income	(9,765)	717
Results from financial transactions	(565)	446
Other operating income	170	293
Total operating income	(4,741)	9,606

Operating expenses	7,888	8,805
Provision loan losses	3,169	632

Operating profit before tax	(15,798)	169

Taxes	(2,757)	(649)
Discontinued operations	6,940	9,021
Profit for the year	(6,101)	9,839

5

ABN AMRO Bank N.V. pro forma demerger financial information

ABN AMRO Bank N.V.

Company balance sheet at 31 December 2008
(in millions of euros)

	2008	2007	*

Assets
Cash and balances at central banks	4,184	11,094
Financial assets held for trading	208,132	228,929
Financial investments	94,144	95,344
Loans and receivables - banks	163,197	233,217
Loans and receivables - customers	193,527	275,887
Equity accounted investments	10,097	24,116
Property and equipment	1,319	1,462
Goodwill and other intangible assets	674	883
Assets of businesses held for sale	418	4,399
Accrued income and prepaid expenses	5,499	8,818
Tax assets	4,653	2,971
Other assets	11,498	5,059
Total assets	697,342	892,179

Liabilities
Financial liabilities held for trading	189,886	148,215
Due to banks	154,423	260,632
Due to customers	232,367	318,204
Issued debt securities	74,674	104,882
Provisions	1,113	685
Liabilities of businesses held for sale	484	-
Accrued expenses and deferred income	6,880	7,793
Tax liabilities	278	957
Other liabilities	8,964	7,683
Subordinated liabilities	11,147	11,849
Shareholders equity attributable to the parent company	17,130	31,301
Minority interests	(4)	(22)
Total liabilities and equity	697,342	892,179

* Comparative 2007 amounts have been restated to conform with current year’s presentation

6

ABN AMRO Bank N.V. pro forma demerger financial information

To the Shareholder, Supervisory Board and Managing Board of ABN AMRO Bank N.V.

Auditor’s report

Introduction
We have audited whether the accompanying abbreviated financial statements of ABN AMRO Bank N.V., consisting of the balance sheet as at 31 December 2008 and income statement for the year 2008 of ABN AMRO Bank N.V., Amsterdam, the Netherlands as included in this document on pages 5 and 6 are consistent, in all material respects, with the audited consolidated financial statements as included in the Annual Report of ABN AMRO Holding N.V. dated 24 March 2009 from which they have been derived.  We expressed an unqualified opinion on these financial statements. Management is responsible for the preparation of the abbreviated financial statements in accordance with the accounting policies as applied in the 2008 consolidated financial statements of ABN AMRO Holding N.V. Our responsibility is to express an opinion on these abbreviated financial statements.

Scope
We conducted our audit in accordance with Dutch law. This law requires that we plan and perform the audit to obtain reasonable assurance that the abbreviated financial statements have been derived consistently from the consolidated financial statements of ABN AMRO Holding N.V.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these abbreviated financial statements have been derived consistently, in all material respects, from the consolidated financial statements of ABN AMRO Holding N.V.

Emphasis of matter
For a better understanding of the company’s financial position and results and the scope of our audit, we emphasize that the abbreviated financial statements of ABN AMRO Bank N.V. should be read in conjunction with the unabridged consolidated financial statements of ABN AMRO Holding N.V., from which the abbreviated financial statements of ABN AMRO Bank N.V. were derived and our unqualified auditors’ report thereon dated 24 March 2009. Our opinion is not qualified in respect of this matter.

Deloitte Accountants B.V.
Amsterdam, 28 April 2009
Signed by J.C.G.M. Buné

7

ABN AMRO Bank N.V. pro forma demerger financial information

Appendix II              Abbreviated Company financial statements for the year 2007

 ABN AMRO Bank N.V.

Income statement for the year 2007 and
Balance sheet as at 31 December 2007

1

ABN AMRO Bank N.V. pro forma demerger financial information

Basis of Presentation	3
Company Income Statement	4
Company Balance Sheet	5
Auditors’ Report	6

2

ABN AMRO Bank N.V. pro forma demerger financial information

Basis of presentation

According to article 403 of part 9 of the Netherlands Civil Code ABN AMRO Bank N.V. is not required to publish financial statements. Only a simplified set of financials needs to be drawn up and approved by the directors. The shareholders of ABN AMRO Bank N.V. have agreed to this in a declaration of consent. Furthermore a statement of liability by the parent company (ABN AMRO Holding N.V.) is filed with the Chamber of Commerce in Amsterdam. The assets and liabilities and the income statement of ABN AMRO Bank N.V. are fully consolidated in the consolidated financial statements of ABN AMRO Holding N.V.

The income statement and balance sheet as presented on the next two pages are derived from the presentation of the ABN AMRO Bank N.V. income statement and balance sheet on page 218 to 220 of ABN AMRO Holding N.V’s Annual Report 2007 dated 25 March 2008.

The consolidated financial statements of ABN AMRO Holding N.V. for the year ended 31 December 2007 are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and IFRS as issued by the International Accounting Standards Board (‘IASB’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly the accounting policies applied by the Group fully comply with IFRS.

In preparing this financial information, the same accounting principles and methods of computation are applied as in the consolidated financial statements at 31 December 2007 and for the year then ended of ABN AMRO Holding N.V. We refer to page 98 to 115 of ABN AMRO Holding N.V’s Annual Report for the description of the accounting policies.

3

ABN AMRO Bank N.V. pro forma demerger financial information

ABN AMRO Bank N.V.

Company income statement for 2007
(in millions of euros)

	2007	2006

Net interest income	3,638	3,566
Results from subsidiaries	11,219	3,803
Net fee and commission income	2,485	2,302
Net trading income	725	2,344
Results from financial transactions	321	193
Other operating income	294	479
Operating income	18,682	12,687

Operating expenses	8,881	7,360
Loan impairment and other credit risk provisions	630	499

Operating profit before tax	9,171	4,828

Income tax expense	(668)	147
Profit for the year	9,839	4,681

4

ABN AMRO Bank N.V. pro forma demerger financial information

ABN AMRO Bank N.V.

Company balance sheet at 31 December 2007
(in millions of euros)

	2007	2006

Assets
Cash and balances at central banks	11,094	6,379
Financial assets held for trading	228,929	187,802
Financial investments	95,344	88,857
Loans and receivables - banks	233,217	185,121
Loans and receivables - customers	275,809	258,139
Equity accounted investments	24,116	26,423
Property and equipment	1,462	1,532
Goodwill and other intangible assets	883	4,928
Assets of businesses held for sale	4,399	-
Accrued income and prepaid expenses	8,818	4,984
Other assets	8,108	8,647
Total assets	892,179	772,812

Liabilities
Financial liabilities held for trading	148,215	136,571
Due to banks	260,632	195,382
Due to customers	318,204	303,615
Issued debt securities	104,882	88,358
Provisions	685	1,348
Accrued expenses and deferred income	7,793	6,462
Other liabilities	8,640	6,139
Subordinated liabilities	11,849	12,997
Equity attributable to shareholders of the parent company	31,279	21,940
Total equity and liabilities	892,179	772,812

Amsterdam, 11 April 2008

Signed by:

Mark Fisher	John Hourican
Chairman of the Managing Board	Chief Financial Officer

5

ABN AMRO Bank N.V. pro forma demerger financial information

Auditor’s report
To the Supervisory Board and the Managing Board of ABN AMRO Bank N.V.

Introduction
We have audited whether the accompanying abbreviated financial statements of ABN AMRO Bank N.V., consisting of the balance sheet as at 31 December 2007 and income statement for the year 2007 of ABN AMRO Bank N.V., Amsterdam, the Netherlands as included in this document on pages 4 and 5 are consistent, in all material respects, with the financial statements as included in the Annual Report of ABN AMRO Holding N.V. dated 25 March 2008 from which they have been derived. Our responsibility is to express an opinion on these abbreviated financial statements.

Scope
We conducted our audit in accordance with Dutch law. This law requires that we plan and perform the audit to obtain reasonable assurance that the abbreviated financial statements have been derived consistently from the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, these abbreviated financial statements have been derived consistently, in all material respects, from the financial statements.

Emphasis of matter
For a better understanding of the company’s financial position and results and the scope of our audit, we emphasize that the abbreviated financial statements should be read in conjunction with the unabridged financial statements, from which the abbreviated financial statements were derived and our unqualified auditors’ report thereon dated 25 March 2008. Our opinion is not qualified in respect of this matter.

Amsterdam, The Netherlands

11 April 2008

for Ernst & Young Accountants

Signed by: M.A. van Loo

6

ABN AMRO Bank N.V. pro forma demerger financial information

Appendix II              Abbreviated Company financial statements for the year 2006

ABN AMRO Bank NV

Income statement for the period 2006 and
Balance sheet as at 31 December 2006

ABN AMRO Bank N.V. pro forma demerger financial information

Basis of Presentation	3
Company Income Statement	4
Company Balance Sheet	5
Auditors’ Report	6

2

ABN AMRO Bank N.V. pro forma demerger financial information

Basis of presentation

According to article 403 of part 9 of the Netherlands Civil Code ABN AMRO Bank NV is not required to publish financial statements. Only a simplified set of financials needs to be drawn up and approved by the directors. The shareholders of ABN AMRO Bank have agreed to this in a declaration of consent. Furthermore a statement of liability by the parent company (ABN AMRO Holding NV) is filed with the Chamber of Commerce in Amsterdam. The assets and liabilities and the income statement of ABN AMRO Bank NV are fully consolidated in the financial statements of ABN AMRO Holding NV.

The income statement and balance sheet as presented on the next two pages are derived from the presentation of the ABN AMRO Bank NV income statement and balance sheet on page F-117 to F-119 of the Form 20-F of ABN AMRO Holding NV as filed with the SEC on 2 April 2007.

The consolidated financial statements of ABN AMRO Holding NV for the year ended 31 December 2006 are prepared in accordance with International Financial Reporting Standards (‘IFRS’) as adopted by the European Union (‘EU’) and do not utilise the portfolio hedging carve out permitted by the EU. Accordingly the accounting policies applied by the Group also comply fully with IFRS.

In preparing this financial information, the same accounting principles and methods of computation are applied as in the consolidated financial statements at 31 December 2006 and for the year then ended of ABN AMRO Holding NV.  We refer to page F1 of the Form 20-F of ABN AMRO Holding NV for the description of the accounting policies.

3

ABN AMRO Bank N.V. pro forma demerger financial information

ABN AMRO Bank N.V.

Company income statement for 2006
(in millions of euros)

	2006	2005

Net interest income	3,566	3,742
Results from subsidiaries	3,803	2,646
Net fee and commission income	2,303	2,062
Net trading income	2,344	2,231
Results from financial transactions	193	518
Other operating income	478	240
Operating income	12,687	11,439

Operating expenses	7,360	6,585
Loan impairment and other credit risk provisions	499	149

Operating profit before tax	4,828	4,705

Income tax expense	147	307
Profit from continuing operations	4,681	4,398

Profit from discontinued operations net of tax	-	-
Profit for the year	4,681	4,398

4

ABN AMRO Bank N.V. pro forma demerger financial information

ABN AMRO Bank N.V.

Company balance sheet at 31 December 2006
(in millions of euros)

	2006	2005

Assets
Cash and balances at central banks	6,379	11,402
Financial assets held for trading	187,802	179,895
Financial investments	88,857	79,215
Loans and receivables - banks	185,121	136,516
Loans and receivables - customers	258,139	246,646
Equity accounted investments	26,423	21,145
Property and equipment	1,532	1,631
Goodwill and other intangible assets	4,928	467
Accrued income and prepaid expenses	4,984	4,013
Other assets	8,647	8,841
Total assets	772,812	689,771

Liabilities
Financial liabilities held for trading	136,571	138,747
Due to banks	195,382	174,741
Due to customers	303,615	267,769
Issued debt securities	88,358	60,953
Provisions	1,348	1,632
Accrued expenses and deferred income	6,462	4,724
Other liabilities	6,139	8,877
Subordinated liabilities	12,997	12,996
Equity attributable to shareholders of the parent company	21,940	19,332
Total equity and liabilities	772,812	689,771

Amsterdam, 4 May 2007

R.W.J. Groenink	H.Y. Scott-Barrett

5

ABN AMRO Bank N.V. pro forma demerger financial information

Auditor’s report

In our opinion, the balance sheet as at 31 December 2006 and income statement for the year 2006 of ABN AMRO Bank N.V., Amsterdam, the Netherlands as included in this document on pages 4 and 5 are consistent, in all material respects, with the financial statements on form 20-F of ABN AMRO Holding N.V. as filed with the SEC on 2 April 2007 from which they have been derived. We have issued an unqualified auditors’ report on the 2006 financial statements on 2 April 2007.

Amsterdam, 4 May 2007

for Ernst & Young Accountants

V.C. Veger

6

Item 3

This right column contains the unofficial translation of the demerger proposal relating to the legal demerger described below. Dutch statutory law stipulates that this document must be filed in Dutch. Therefore, this translation is for information purposes only. All schedules referenced herein are available from the ABN AMRO press room at
http://www.abnamro.com/pressroom/releasedetail.cfm?releaseid=412432.

Voorstel tot Splitsing	Demerger proposal
Opgesteld door de raden van bestuur van:	Drawn up by the management boards of:
(1)

ABN AMRO Bank N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam, ingeschreven in het Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam, onder nummer: 33002587 (de Splitsende Vennootschap); en

(1)

ABN AMRO Bank N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce and Industries for Amsterdam under number: 33002587 (the Demerging Company); and

(2)

ABN AMRO II N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam, ingeschreven in het Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam, onder nummer: 34334259 (de Verkrijgende Vennootschap),

(2)

ABN AMRO II N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce and Industries for Amsterdam under number: 34334259 (the Acquiring Company),

de Splitsende Vennootschap en de Verkrijgende Vennootschap hierna ook tezamen aangeduid als: de Vennootschappen	the Demerging Company and the Acquiring Company are hereinafter jointly also referred to as: the Companies.

In aanmerking nemende dat:	Considering that:

(A)         Op 29 mei 2007 heeft een consortium bestaande uit Fortis N.V. en Fortis S.A./N.V. (hierna gezamenlijk: Fortis), Banco Santander S.A. (hierna: Santander) en The Royal Bank of Scotland Group Plc. (hierna: RBS) (Fortis, Santander en RBS hierna gezamenlijk ook aan te duiden als: het Consortium) middels een door deze drie partijen gezamenlijk gehouden vennootschap RFS Holdings B.V. (hierna: RFS) een openbaar bod uitgebracht op alle aandelen van ABN AMRO Holding N.V. (hierna: het Bod), de enig aandeelhouder van de Splitsende Vennootschap. Het Bod werd volledig onvoorwaardelijk verklaard op 10 oktober 2007 en settlement vond vervolgens plaats op 17 oktober 2007.

(A)         On 29 May 2007 a consortium comprised of Fortis N.V. and Fortis S.A./N.V. (hereinafter jointly: Fortis), Banco Santander S.A. (hereinafter: Santander) and The Royal Bank of Scotland Group Plc. (hereinafter: RBS) (Fortis, Santander and RBS hereinafter: the Consortium) through a jointly held company, RFS Holdings B.V. (hereinafter: RFS) made a public bid for all of the listed shares of ABN AMRO Holding N.V. (hereinafter: the Bid). ABN AMRO Holding N.V. in turn is the sole shareholder of the Demerging Company. The Bid was declared wholly unconditional on 10 October 2007 and settlement occurred on 17 October 2007.

(B)          De afspraken tussen de leden van het Consortium met betrekking tot het Bod en meer in zijn algemeenheid over de governance van RFS zijn vastgelegd in de Consortium and Shareholders’ Agreement die op 28 mei 2007 is afgesloten, zoals nadien van tijd tot tijd gewijzigd en aangevuld (hierna: de CSA).

(B)          The arrangements between the members of the Consortium regarding the Bid and generally the governance of RFS are set out in the Consortium and Shareholders’ Agreement of 28 May 2007 as amended and restated from time to time (hereinafter: the CSA).

(C) De CSA beschrijft de voorwaarden waaronder bepaalde activa en passiva van ABN AMRO Holding N.V. en hun dochtermaatschappijen en ondernemingen (waaronder de	(C) Furthermore, the CSA sets out the terms on which the transfer of certain assets and liabilities of ABN AMRO Holding N.V. and its subsidiaries and subsidiary undertakings (including

2

Splitsende Vennootschap) aan ieder lid van het Consortium zullen worden geleverd. De CSA beschrijft tevens op welke wijze nadere regelingen zullen worden geïmplementeerd ten aanzien van die delen van de ABN AMRO groep die aan geen enkel lid van het Consortium worden overgedragen.

the Demerging Company) to each Consortium member would be procured and how certain arrangements would be implemented with respect to other parts of the ABN AMRO group that are not to be transferred to any Consortium member.

(D)         Op 26 juli 2007 is Fortis Bank Nederland (Holding) N.V. (hierna: FBNH) als partij tot de CSA toegetreden. Op 3 oktober 2008 is, als gevolg van de nationalisatie van Fortis in Nederland, de Staat der Nederlanden indirect aandeelhouder in RFS geworden. De Staat der Nederlanden heeft de facto de positie van FBNH en Fortis onder de CSA overgenomen. Op 24 december 2008 is de Staat der Nederlanden formeel als partij toegetreden tot de CSA (door de verkrijging van de aandelen in RFS van FBNH).

(D)         On 26 July 2007, Fortis Bank Nederland (Holding) N.V. (hereinafter: FBNH) acceded to the CSA. On 3 October 2008, due to the nationalisation of Fortis in the Netherlands, the State of the Netherlands became an indirect shareholder in RFS. The State of the Netherlands de facto took over the position of FBNH and Fortis under the CSA. On 24 December 2008, the State of the Netherlands formally acceded to the CSA as a party (following its acquisition of shares in RFS from FBNH).

(E)          Ten gevolge van de toetreding van de Staat der Nederlanden tot de CSA werd zij gerechtigd tot, onder meer, de ‘F Aandelen’ en de resterende ‘F Onderneming’, zulks zoals gedefinieerd in de statuten van RFS. In de CSA worden deze bedrijfsonderdelen aangeduid als de Fortis Acquired Businesses. De resterende ‘F Onderneming’ bestaat in brede termen uit de niet-grootzakelijke bancaire activiteiten van de Splitsende Vennootschap in de Nederlandse nationale markt, de Private Clients, de International Diamond and Jewellery Group en bepaalde andere activiteiten.

(E)           As a result of the accession of the State of the Netherlands to the CSA, it became entitled to, amongst other things, the ‘F Shares’, and the remaining ‘F Business’, both as defined in the articles of RFS. In the CSA these parts of the business are designated as the Fortis Acquired Businesses. In broad terms, the remaining ‘F Business’, generally described, comprises the non-wholesale banking activities of the Demerging Company in the Dutch national market, including private clients and the international diamond and jewellery activities.

3

(F)          Na effectuering van de splitsing zal de Verkrijgende Vennootschap deze activiteiten voortzetten en haar naam wijzigen in ABN AMRO Bank N.V., terwijl het overige deel van de activiteiten van de Splitsende Vennootschap door de Splitsende Vennootschap zal worden voortgezet, waarbij de naam van die vennootschap bij gelegenheid van de splitsing zal worden gewijzigd in The Royal Bank of Scotland N.V.

(F)          Following realisation of the demerger the Acquiring Company will continue the activities which are being transferred and change its name to ABN AMRO Bank N.V., whereas the remaining parts of the activities of the Demerging Company will be continued by the Demerging Company, which company following realisation of the demerger will change its name to The Royal Bank of Scotland N.V.

(G)          Door de aard en omvang van de ‘F onderneming’, die bijvoorbeeld ook een substantieel aantal particuliere rekeninghouders omvat, kunnen de betrokken activiteiten praktisch gezien slechts door een juridische afsplitsing worden overgedragen aan de Verkrijgende Vennootschap. Iedere andere transactiestructuur zou inhouden dat elke afzonderlijke klantrelatie, contract en schuld als onderdeel van ‘F Onderneming’ separaat zou moeten worden overgedragen, zulks tegen prohibitief hoge kosten en met de aan de uitvoering van een zodanige omvangrijke activa en passiva transactie inherente significante tijds- en uitvoeringsrisico’s.

(G)          Because of the nature and size of the ‘F Business’, which for instance also comprises a large number of private deposit holders, the activities concerned can in practice only be transferred to the Acquiring Company through a legal demerger. Any different transaction structure would require that each separate client relationship, contract and/or debt comprising the ‘F Business’ must be transferred separately, such against prohibitive costs and, considering the size of the assets and liabilities involved, significant inherent timing and execution risks.

(H)         De door partijen bij de CSA verkozen transactiestructuur (in algemene zin: een juridische afsplitsing van de niet-grootzakelijke bancaire activiteiten van de Splitsende Vennootschap in de Nederlandse nationale markt alsmede

(H)         The transaction structure that was opted for (in general: a legal demerger of the non-wholesale banking activities of the Demerging Company in the Dutch national market as well as separate asset and liability transfers relating to the

4

de afzonderlijke activa/passiva overdrachten met betrekking tot de private clients en de internationale diamond and jewellery activiteiten) heeft tot doel op de meest efficiënte wijze en tegen de laagst mogelijke kosten tussen de resterende ‘F Onderneming’ die wordt voortgezet door de Verkrijgende Vennootschap en de onderneming die wordt voortgezet door de Splitsende Vennootschap een ontkoppeling tot stand te brengen.

private clients and the international diamond and jewellery activities) aims to effect a separation of the remaining ‘F Business’ that will be continued by the Acquiring Company in the most efficient manner possible and against the lowest cost.

(I)           De structuur is erop gericht te bewerkstelligen dat na voltooiing van de splitsing en bepaalde afzonderlijke overdrachten twee volwaardige operationele, zelfstandige in de Nederlandse markt opererende banken, ontstaan; te weten The Royal Bank of Scotland N.V., zijnde de Splitsende Vennootschap (ná naamswijziging) en de nieuwe ABN AMRO Bank N.V., zijnde de Verkrijgende Vennootschap. De aandelen van de Verkrijgende Vennootschap zullen na effectuering van de juridische splitsing en de overige ontvlechtingsstappen volledig (indirect) door de Staat der Nederlanden worden gehouden.

(I)           The structure is aimed at realizing the creation of two fully operational and independent banks in the Dutch market following completion of the demerger and certain separate transfers: The Royal Bank of Scotland N.V., being the Demerging Company following the renaming and the new ABN AMRO Bank N.V., being the Acquiring Company. The shares of the Acquiring Company shall following realisation of the legal demerger and the further steps in the separation process eventually be (indirectly) held by the State of the Netherlands.

(J)           Voorafgaand aan de splitsing zal een herstructurering van de activiteiten en onderdelen van de Splitsende Vennootschap plaatsvinden. De Verkrijgende Vennootschap is met het oog op de herstructurering en de splitsing opgericht. Bepaalde onderdelen van de Splitsende

(J)           A restructuring of the activities and parts of the Demerging Company will be effected prior to the demerger. The Acquiring Company has been formed for the purpose of this restructuring and the legal demerger. In this context, certain parts of the Demerging Company,

5

Vennootschap, te weten de belangen in New HBU II N.V., ABN AMRO Private Clients Holding B.V., Amstel Lease Maatschappij N.V. en Delta Lloyd ABN Amro Verzekeringen Holding B.V., zullen voorafgaand aan de juridische splitsing aan de Verkrijgende Vennootschap verkocht en overgedragen worden tegen schuldigerkenning. De vordering wordt vervolgens uitgekeerd aan ABN AMRO Holding N.V. voordat de splitsing effectief wordt.
Ten aanzien van New HBU II N.V. wordt als alternatief, in plaats van de verkoop en levering van de aandelen in die vennootschap, overwogen om voordat de splitsing effectief wordt New HBU II N.V. juridisch weg te fuseren in de Splitsende Vennootschap (de New HBU II Fusie). Voorts wordt overwogen om voorafgaand aan de eventuele New HBU II Fusie, hetzij New HBU II N.V. de economische gerechtigdheid tot haar gehele onderneming te laten verkopen en leveren aan de Verkrijgende Vennootschap tegen schuldigerkenning en vervolgens de vordering in verband met deze verkoop uit te keren aan de Splitsende Vennootschap dan wel de Splitsende Vennootschap de economische gerechtigdheid tot de door haar gehouden aandelen New HBU II N.V. te laten verkopen en leveren aan de Verkrijgende Vennootschap tegen schuldigerkenning (de New HBU II Overdracht). De desbetreffende vordering wordt, hetzij voor hetzij na namely the interests in New HBU II N.V., ABN AMRO Private Clients Holding B.V., Amstel Lease Maatschappij N.V. and Delta Lloyd ABN Amro Verzekeringen Holding B.V. will be sold and transferred to the Acquiring Company in exchange for a receivable prior to the demerger becoming effective. The receivable will subsequently be distributed to ABN AMRO Holding N.V. prior to the demerger becoming effective.
As to New HBU II N.V., alternatively, rather than selling and transferring the shares in this company, it is also being considered prior to the demerger becoming effective to legally merge New HBU II N.V. into the Demerging Company (the New HBU II Merger). It is furthermore considered, prior to such eventual New HBU II Merger, to either have New HBU II N.V. sell and transfer the beneficial title (economische gerechtigheid) to its entire business to the Acquiring Company in exchange for a receivable and subsequently distribute such receivable to the Demerging Company or have the Demerging Company sell and transfer the beneficial title (economische gerechtigdheid) to the shares it holds in New HBU II N.V. to the Acquiring Company in exchange for a receivable (the New HBU II Transfer). The relevant receivable will be distributed to ABN AMRO Holding N.V. either prior to or following the New HBU II Merger becoming effective, but in any event

6

de New HBU II Fusie maar in ieder geval voorafgaande aan de splitsing uitgekeerd aan ABN AMRO Holding N.V.
In aanvulling daarop zijn tussen de Verkrijgende en de Splitsende Vennootschap maatregelen getroffen teneinde zeker te stellen dat de nieuw gevormde onafhankelijke banken, The Royal Bank of Scotland N.V. en ABN AMRO Bank N.V. nieuw, voldoende gekapitaliseerd zullen blijven en zullen blijven voldoen aan de solvabiliteitseisen van De Nederlandsche Bank N.V.

prior to the demerger becoming effective.
In addition to this, the Acquiring and Demerging Company have made arrangements to ensure that the newly formed independent banks, The Royal Bank of Scotland N.V. and ABN AMRO Bank N.V. new, will continue to remain adequately capitalised and comply with solvency requirements set by the Dutch Central Bank.

(K)          De Splitsende Vennootschap en de Verkrijgende Vennootschap hebben afspraken gemaakt over de afwikkeling van vorderingen ex artikel 2:334t van het Burgerlijk Wetboek door de ander en daaruit voortvloeiende vorderingen. Deze afspraken zien op de draagplicht van de Verkrijgende Vennootschap en de Splitsende Vennootschap ter zake daarvan en strekken er primair toe dat crediteuren met inachtneming van artikel 2:334t van het Burgerlijk Wetboek overeenkomstig hun rangorde worden voldaan.
Voorts, ingeval de New HBU II Fusie niet wordt geïmplementeerd, zullen de Splitsende Vennootschap en New HBU II N.V. een overeenkomst aangaan teneinde de bestaande blootstelling terzake artikel 2:334t van het Burgerlijk Wetboek welke haar oorsprong vindt in de juridische splitsingen waarbij New HBU II N.V. in 2008 was betrokken, te mitigeren.

(K)         The Demerging Company and the Acquiring Company have reached agreements on the settlement of claims ex 2:334t of the Dutch Civil Code by the other and claims deriving from this. These agreements concern the obligation to contribute in that respect of the Acquiring Company and the Demerging Company and primarily aim at settling creditors in accordance with their order of priority with due observance of Section 2:334t of the Dutch Civil Code.
Further, in case the New HBU II Merger will not be implemented, the Demerging Company and New HBU II N.V. will enter into an agreement to mitigate the existing exposure pursuant to article 2:334t of the Dutch Civil Code originating from the statutory demergers involving New HBU II N.V. in 2008.
Finally, the Demerging Company and the Acquiring Company have also reached agreements on the

7

Ten slotte, hebben de Splitsende Vennootschap en de Verkrijgende Vennootschap tevens afspraken gemaakt omtrent de uitgangspunten voor de beschikbaarheid voor de Verkrijgende Vennootschap van de zekerheidsrechten die verband houden met aan de Verkrijgende Vennootschap af te splitsen klantrelaties.
principles for the availability for the Acquiring Company of the security rights connected with the client relationships to be demerged to the Acquiring Company.

(L)         Het is beoogd dat na de splitsing de Splitsende Vennootschap en de Verkrijgende Vennootschap op geconsolideerde basis binnen de ABN AMRO groep van vennootschappen over hetzelfde vermogen zullen beschikken als voorafgaand aan de splitsing. Daartoe zullen, voordat de splitsing effectief wordt, op de aandelen van zowel de Splitsende Vennootschap als de Verkrijgende Vennootschap, door ABN AMRO Holding N.V. (aanvullende) stortingen plaatsvinden, waarbij, onder meer, de voorafgaand aan de splitsing naar ABN AMRO Holding N.V. uitgekeerde vordering of, ingeval van de New HBU II Overdracht, vorderingen op de Verkrijgende Vennootschap terzake van de verkoop/verkopen van de vier hierboven onder (J) genoemde deelnemingen dan wel de drie deelnemingen tezamen met de economische deelgerechtigdheid tot de onderneming of aandelen van New HBU II N.V. zal/zullen worden ingebracht in de Verkrijgende Vennootschap (d.w.z. ABN AMRO Bank N.V. nieuw).

(L)          It is intended that following the demerger, the Demerging Company and the Acquiring Company on a consolidated basis within the ABN AMRO group of companies will have the same equity as prior to the demerger. For this purpose, prior to the demerger becoming effective, (additional) contributions shall be made on both the shares of the Demerging Company and the Acquiring Company by ABN AMRO Holding N.V., which will – amongst others –  result in the receivable or, in case of the New HBU II Transfer, receivables on the Acquiring Company following the sale(s) of the four participations referred to above under (J) or (as the case may be) the three participations and the beneficial title to the business or shares of New HBU II N.V. that will be distributed to ABN AMRO Holding N.V. prior to the demerger, again being contributed on the shares of the Acquiring Company (i.e. ABN AMRO Bank N.V. new).

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(M)         Onderdeel van de voor de afsplitsing noodzakelijke herstructurering vormt tevens, onder meer, (i) een kapitaaltransactie tussen de Splitsende Vennootschap en de Staat der Nederlanden uit hoofde waarvan ten behoeve van de ‘F-Onderneming’, die voorafgaand aan de splitsing nog onderdeel is van de Splitsende Vennootschap, door converteerbare schuldinstrumenten kapitaal is verstrekt, alsmede (ii) de afsluiting van een ‘credit-default swap’ tussen de Staat der Nederlanden en de Splitsende Vennootschap waardoor de Staat der Nederlanden tegen marktconforme condities bepaalde risico’s van de ‘F-Onderneming’ overneemt. De rechtsverhoudingen die verband houden met de onder (i) hiervoor bedoelde schuldinstrumenten en de onder (ii) hiervoor genoemde ‘credit default swap’ zullen in het kader van de splitsing naar de Verkrijgende Vennootschap, de nieuwe ABN AMRO Bank N.V., overgaan. Na effectuering van de herstructurering, splitsing en overige ontvlechtingsstappen worden genoemde converteerbare schuldinstrumenten geconverteerd in additionele door de Staat der Nederlanden in ABN AMRO Bank N.V. nieuw (indirect) te houden aandelen.

(M)         Part of the restructuring which is necessary for the demerger is inter alia formed by (i) a capital transaction between the Demerging Company and the State of the Netherlands pursuant to which the ‘F-Business’, prior to the demerger still part of the Demerging Company, has received capital through convertible debt instruments, as well as (ii) the entering into by the Demerging Company of a ‘credit default swap’ between the Demerging Company and the State of the Netherlands pursuant to which the State of the Netherlands will take over certain risks of the ‘F-Business’. The legal relationships relating to the debt instruments mentioned under (i) before and the credit default swap mentioned under (ii) before shall pass to the Acquiring Company, the new ABN AMRO Bank N.V., as a result of or simultaneously with the legal demerger. Following the completion of the restructuring, demerger and other steps in the disentanglement process the aforementioned convertible debt instruments will be converted in additional shares in the new ABN AMRO Bank N.V. to be held by the State of the Netherlands.

(N) Na voltooiing van de herstructurering en de splitsing zal de Verkrijgende Vennootschap alle rechten en	(N) Following completion of the restructuring and the demerger, the Acquiring Company will hold all

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verplichtingen van nagenoeg de gehele ‘F Onderneming’ omvatten. Bij splitsing zal de Verkrijgende Vennootschap nog een volle dochter van ABN AMRO Holding N.V. zijn. Zo snel als redelijkerwijs mogelijk is, zullen de aandelen in de Verkrijgende Vennootschap worden geleverd aan de Staat der Nederlanden of een entiteit (indirect) gehouden door de Staat der Nederlanden.

rights and obligations relating to substantially all of the ‘F Business’. At the demerger the Acquiring Company shall still be a full subsidiary of ABN AMRO Holding N.V. The shares in the Acquiring Company shall as soon as reasonably practicable be transferred to the State of the Netherlands or an entity (indirectly) held by the State of the Netherlands.

(O)         De Splitsende Vennootschap, zijnde The Royal Bank of Scotland N.V. zal een volledige dochter van ABN AMRO Holding N.V. blijven (die na overdracht van de aandelen in de Verkrijgende Vennootschap aan (een entiteit (indirect) gehouden door) de Staat der Nederlanden, haar naam zal wijzigen in RBS Holdings N.V.).

(O)          The Demerging Company, The Royal Bank of Scotland N.V., will be a full subsidiary of ABN AMRO Holding N.V. (which will after transfer of the shares in the Acquiring Company to (an entity (indirectly) held by) the State of the Netherlands, be renamed to RBS Holdings N.V.).

Voorts in het kader van het onderhavige splitsingsvoorstel terzake de Nederlandse splitsing in aanmerking nemende dat:	Furthermore considering in relation to this demerger proposal in the matter of the Netherlands demerger that:

(P)          Op of omstreeks de datum waarop dit voorstel tot splitsing wordt gedeponeerd ten kantore van het handelsregister van de Kamer van Koophandel voor Amsterdam, vindt eveneens een deponering plaats van een tweede voorstel tot splitsing met betrekking tot een beoogde afsplitsing aan de Verkrijgende Vennootschap van de vermogensbestanddelen welke onderdeel uitmaken van de nevenvestiging van de Splitsende Vennootschap in België.

(P)          On or around the date of filing of this demerger proposal at the offices of the trade register of the Chamber of Commerce for Amsterdam, a second demerger proposal shall also be filed with regard to a proposed split off to the Acquiring Company of part of the assets and liabilities which form part of the branch of the Demerging Company in Belgium.

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(Q)         ABN AMRO Holding N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam (de Aandeelhouder), houdt het gehele geplaatste kapitaal van de Verkrijgende Vennootschap, thans bestaande uit 45 gewone aandelen, met een nominale waarde van duizend euro (€ 1.000,--) elk, alsmede het gehele geplaatste kapitaal van de Splitsende Vennootschap, thans bestaande uit 3.306.843.332 aandelen, met een nominale waarde van zesenvijftig eurocent (€ 0,56) elk.

(Q)         ABN AMRO Holding N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands  (the Shareholder), is the holder of the entire issued and outstanding share capital of the Acquiring Company, consisting of 45 shares, each share having a nominal value of one thousand euro (€ 1,000), as well as the entire issued and outstanding share capital of the Demerging Company, consisting of 3,306,843,332 shares, each share having a nominal value of fifty-six eurocents (€ 0.56).

(R) Er rust geen pandrecht of vruchtgebruik op de aandelen in het kapitaal van de Splitsende Vennootschap.	(R) No shares in the share capital of the Demerging Company have been pledged or encumbered with a right of usufruct.

(S) Er zijn geen certificaten van aandelen in het kapitaal van de Splitsende Vennootschap met medewerking van de Splitsende Vennootschap uitgegeven.	(S) No depository receipts of shares in the share capital of the Demerging Company have been issued with the co-operation of the Demerging Company.

(T) Er rust geen pandrecht of vruchtgebruik op de aandelen in het kapitaal van de Verkrijgende Vennootschap.	(T) No shares in the share capital of the Acquiring Company have been pledged or encumbered with a right of usufruct.

(U) Er zijn geen certificaten van aandelen in het kapitaal van de Verkrijgende Vennootschap met medewerking van de Verkrijgende Vennootschap uitgegeven.	(U) No depository receipts of shares in the share capital of the Acquiring Company have been issued with the co-operation of the Acquiring Company.

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(V)         Overeenkomstig hetgeen is bepaald in Artikel 19 van de statuten van de Splitsende Vennootschap heeft de algemene vergadering van aandeelhouders van de Splitsende Vennootschap voorafgaande goedkeuring verleend aan het voornemen tot splitsing van het bestuur.

(V)         In accordance with article 19 of the articles of association of the Demerging Company, the general meeting of shareholders of the Demerging Company has approved the proposal of the management board to enter into the demerger between the Acquiring Company and the Demerging Company.

(W) De centrale ondernemingsraad van de Splitsende Vennootschap heeft een neutraal advies uitgebracht ten aanzien van het onderhavige voornemen tot splitsing.	(W) The central works council of the Demerging Company has advised neutrally upon this proposal of demerger.

(X) Geen van de Vennootschappen is ontbonden, verkeert in staat van faillissement noch is er ten aanzien van één van de Vennootschappen surseance van betaling aangevraagd.	(X) The Companies have not been liquidated, have not been declared bankrupt and no temporary or definitive moratorium of payments (surséance van betaling) has been requested.

(Y)         Sinds het einde van het boekjaar van de Splitsende Vennootschap waarover laatstelijk een jaarrekening is vastgesteld, te weten 2008, zijn reeds meer dan zes maanden verstreken; derhalve is voor de Splitsende  Vennootschap een tussentijdse vermogensopstelling opgesteld per 30 juni 2009, met inachtneming van de wettelijke vereisten.

(Y)          More than six months have passed since the last financial year of the Demerging Company for which financial accounts have been adopted, being 2008, and therefore an interim balance sheet has been prepared for the Demerging Company as per 30 June 2009, in accordance with the statutory requirements.

(Z)          De Verkrijgende Vennootschap is opgericht op 9 april 2009 en derhalve is er nog geen boekjaar verstreken; in verband daarmee is voor de Verkrijgende  Vennootschap een tussentijdse balans opgesteld per 30 juni 2009, met inachtneming van de wettelijke vereisten.

(Z)         The first financial year of the Acquiring Company has not yet passed, since the Acquiring Company was incorporated on 9 April 2009. Consequently, an interim balance sheet for the Acquiring Company has been prepared as per 30 June 2009, in accordance with the statutory requirements.

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(AA)       De Ondernemingskamer van het Gerechtshof te Amsterdam heeft de aanwijzing van Deloitte en Ernst & Young tot accountants op 19 mei 2009 goedgekeurd overeenkomstig artikel 2:334aa lid 4 van het Burgerlijk Wetboek.

(AA)      The Enterprise Division of the Amsterdam Court of Appeal has approved the designation of Deloitte and Ernst & Young as auditors on 19 May 2009 such in accordance with Section 2:334aa paragraph 4 of the Dutch Civil Code.

stellen voor een splitsing in de zin van Titel 7 van Boek 2 van het Burgerlijk Wetboek tot stand te brengen als gevolg waarvan een gedeelte van het vermogen van de Splitsende Vennootschap over gaat naar de Verkrijgende Vennootschap onder algemene titel en de Splitsende Vennootschap niet ophoudt te bestaan, zoals bedoeld in artikel 2:334a lid 3 van het Burgerlijk Wetboek, tegen toekenning van aandelen in het kapitaal van de Verkrijgende Vennootschap aan de Aandeelhouder.

hereby propose to effectuate a legal demerger (juridische splitsing) as referred to in Title 2:7 of Dutch Civil Code whereby the Demerging Company will not cease to exist and the Acquiring Company will acquire a part of the assets and assume a part of the liabilities of the Demerging Company under universal title of succession (verkrijging onder algemene titel), as referred to in Section 2:334a paragraph 3 of the Dutch Civil Code, against the granting of shares in the share capital of the Acquiring Company to the Shareholder.

De ingevolge artikel 2:334f, leden 2 en 4, van het Burgerlijk Wetboek te vermelden gegevens terzake de Nederlandse splitsing zijn de volgende:	The information which has to be made available on the matter of the Netherlands demerger pursuant to Section 2:334f, paragraphs 2 and 4, of the Dutch Civil Code is the following:

1. Rechtsvorm, naam en zetel	1. Legal form, name and seat

1.1 ABN AMRO Bank N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam.
1.1              ABN AMRO Bank N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands.

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1.2 ABN AMRO II N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam, en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam.
1.2               ABN AMRO II N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands.

2. Statuten van de Verkrijgende en Splitsende Vennootschap	2. Articles of Association of the Acquiring and Demerging Company

2.1          De statuten van de Verkrijgende Vennootschap zijn vastgesteld bij akte van oprichting verleden voor mr. Dirk-Jan Jeroen Smit, notaris te Amsterdam, op negen april tweeduizend negen. De statuten zijn nadien niet meer gewijzigd. Een kopie van de statuten van de Verkrijgende Vennootschap zoals deze thans luiden is aan dit voorstel gehecht als Bijlage 1.

2.1             The articles of association of the Acquiring Company have been established by deed of incorporation, executed before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on 9 April 2009. These articles of association have not been amended ever since. A copy of the current articles of association of the Acquiring Company is attached to this proposal as Schedule 1.

2.2 De statuten van de Verkrijgende Vennootschap zullen ter gelegenheid van de splitsing worden gewijzigd overeenkomstig de conceptstatuten welke aan dit voorstel zijn gehecht als Bijlage 2.	2.2. The articles of association of the Acquiring Company will be amended at the occasion of this demerger in accordance with the draft articles of association attached to this proposal as Schedule 2.

2.3          De statuten van de Splitsende Vennootschap zijn laatstelijk gewijzigd bij akte van partiële wijziging van de statuten verleden voor mr. B.J. Kuck, notaris te Amsterdam, op 26 juni 2009. Een kopie van de statuten van de Splitsende Vennootschap zoals deze thans luiden is aan dit voorstel gehecht als Bijlage 3.

2.3               The articles of association of the Demerging Company have lastly been amended by deed of partial amendment of the articles of association, executed before B.J. Kuck, civil law notary, officiating in Amsterdam, the Netherlands, on 26 June 2009. A copy of the current articles of association of the Demerging Company is attached to this proposal as Schedule 3.

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2.4 De statuten van de Splitsende Vennootschap zullen ter gelegenheid van de splitsing worden gewijzigd overeenkomstig de concept statuten, welke aan dit voorstel zijn gehecht als Bijlage 4.	2.4 The articles of association of the Demerging Company will be amended at the occasion of this demerger in accordance with the draft articles of association attached to this proposal as Schedule 4.

3. Overgang deel van het vermogen van de Splitsende Vennootschap.	3. Transfer of part of the assets and liabilities of the Demerging Company.

Slechts een deel van het vermogen van de Splitsende Vennootschap zal onder algemene titel overgaan op de Verkrijgende Vennootschap.	A part of the assets and liabilities of the Demerging Company only shall be transferred under universal title of succession (onder algemene titel) to the Acquiring Company.

4. Beschrijving van de vermogensbestanddelen die overgaan op de Verkrijgende Vennootschap en van de vermogensbestanddelen die door de Splitsende Vennootschap worden behouden.	4. Detailed description of assets and liabilities to be transferred to the Acquiring Company and of those remaining with the Demerging Company.

4.1          De Verkrijgende Vennootschap zal de in Bijlage 5 omschreven ver-mogensbestanddelen van de Splitsende Vennootschap verkrijgen. De beschrijving van deze vermogensbestanddelen is gewaardeerd op de toestand per 30 juni 2009. Deze beschrijving voldoet aan de vereisten van artikel 2:94b juncto artikel 2:334bb, van het Burgerlijk Wetboek.

4.1              The Acquiring Company shall acquire the ownership of those assets and liabilities of the Demerging Company that have been specified in the document attached to this proposal as Schedule 5. The description of these assets and liabilities is valued at the situation as per 30 June 2009 This description meets the requirements of Section 2:94b in conjunction with Section 2:334bb of the Dutch Civil Code.

4.2         De volgende waarderingsmethoden zijn gebruikt om de waarde van de vermogensbestanddelen die zullen worden verkregen door de Verkrijgende Vennootschap vast te stellen:

Boekwaarde (zoals toegepast in de jaarrekening van ABN AMRO Holding N.V. over 2008).

4.2              The following valuation methods were used to determine the value of the assets and liabilities to be acquired by the Acquiring Company:

Book value (as applied in the annual accounts of ABN AMRO Holding N.V. over 2008).

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4.3         De accountantsverklaring met betrekking tot de vermogensbestand-delen die zullen worden verkregen door de Verkrijgende Vennootschap  als bedoeld in artikel 2:94b juncto artikel 2:334bb van het Burgerlijk Wetboek is aangehecht aan het splitsingsvoorstel als Bijlage 6.

4.3              The auditor’s statement with respect to the assets and liabilities to be acquired by the Acquiring Company as referred to in Section 2:94b in conjunction with Section 2:334bb of the Dutch Civil Code has been attached to this proposal as Schedule 6.

4.4          Uitsluitend die vermogens-bestanddelen van de Splitsende Vennootschap waarvan in Bijlage 5 is beschreven dat deze ter gelegenheid van de splitsing zullen worden afgesplitst, zullen worden verkregen door de Verkrijgende Vennootschap. De overige vermogensbestanddelen van de Splitsende Vennootschap zullen worden behouden door de Splitsende Vennootschap terzake deze splitsing.

4.4               Only those assets and liabilities of the Demerging Company that are specified in Schedule 5 as being demerged on occasion of the Demerger will be acquired by the Acquiring Company. The remaining assets and liabilities of the Demerging Company shall be retained by the Demerging Company as part of this demerger.

4.5         De accountantsverklaring met betrekking tot de vermogensbestand-delen die zullen worden behouden door de Splitsende Vennootschap als bedoeld in artikel 2:334aa lid 2 van het Burgerlijk Wetboek is aangehecht aan het splitsingsvoorstel als Bijlage 7.

4.5              The auditor’s statement with respect to the assets and liabilities that shall be retained by the Demerging Company as referred to in Section 2:334aa paragraph 2 of the Dutch Civil Code has been attached to this proposal as Schedule 7.

4.6 De pro forma winst- en verliesrekeningen van zowel de Splitsende Vennootschap als de Verkrijgende Vennootschap zijn aangehecht aan het splitsingsvoorstel als Bijlage 8.	4.6 The pro forma profit and loss accounts of the Demerging Company and the Acquiring Company have been attached to this proposal as Schedule 8.

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5. Waarde van het vermogen dat de Verkrijgende Vennoot-schap zal verkrijgen en van het deel dat de Splitsende Vennootschap zal behouden.	5. Value of the assets and liabilities to be acquired by the Acquiring Company and of those retained by the Demerging Company.

5.1 De waarde van het vermogen dat de Verkrijgende Vennootschap bij de splitsing zal verkrijgen is (afgerond) één miljard negenhonderd twintig miljoen euro (€ 1.920.000.000)	5.1 The value attached to the assets and liabilities to be acquired by the Acquiring Company amounts to (approximately) one billion nine hundred twenty million euro (€ 1,920,000,000).

5.2 De waarde van het deel van het vermogen dat de Splitsende Vennootschap zal behouden is (afgerond) twee miljard vijfhonderd twee miljoen euro (€ 2.502.000.000).	5.2 The value attached to the assets and liabilities that shall be retained by the Demerging Company amounts to (approximately) two billion five hundred two million euro (€ 2,502,000,000).

5.3 De hierboven genoemde waardes zijn bepaald per de datum van de tussentijdse vermogensopstelling, 30 juni 2009.	5.3 The values mentioned above have been determined as per the date of the interim balance sheet, 30 June 2009.

6. Bijzondere rechten of voordelen ten laste van de Splitsende Vennootschap overeenkomstig artikel 2:334p van het Burgerlijk Wetboek.	6. Allocation of rights due or compensation chargeable to the Demerging Company pursuant to Section 2:334p of the Dutch Civil Code.

De aan de Staat der Nederlanden door de Splitsende Vennootschap uitgegeven  schuldinstrumenten (als bedoeld onder (M) hierboven) zullen volledig worden afgesplitst naar de Verkrijgende Vennootschap, hetgeen expliciet is voorzien in deze instrumenten. Als gevolg daarvan zal de Staat der Nederlanden gelijkwaardige rechten als bedoeld in artikel 2:334p van het Burgerlijk Wetboek verkrijgen.

Overigens, zijn er geen (rechts)personen die anders dan als aandeelhouder bijzondere rechten jegens de Splitsende Vennootschap hebben, zodat geen rechten of vergoedingen worden toegekend.

The debt instruments which have been issued to the State of the Netherlands (as referred to under (M) above) shall be entirely split off to the Acquiring Company as being explicitly provided in these debt instruments. Consequently, the State of the Netherlands shall acquire equivalent rights as meant in Section 2:334p of the Dutch Civil Code.

Otherwise, there are no persons who, in any other capacity than as shareholder, have special rights against the Demerging Company. Therefore no special rights are due and no compensation shall be paid to anyone on account of the Demerging Company.

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7. Toekenning van Voordelen	7. Benefits granted

Ter gelegenheid van de splitsing zullen er geen voordelen aan bestuurders of commissarissen van de Vennootschappen of aan anderen betrokken bij de splitsing worden toegekend.	No benefits shall be granted to managing directors or members of the supervisory board of the Companies or to others on occasion of the demerger.

8. Samenstelling van de Raad van Bestuur van de Verkrijgende Vennootschap	8. Management board of the Acquiring Company

8.1          Thans bestaat de raad van bestuur van de Verkrijgende Vennootschap uit:

(a)           Gerrit Zalm, geboren te Enkhuizen op 6 mei 1952;

(b)           Johan van Hall, geboren te Baarn op 24 februari 1960; en

(c)           Christiaan Franciscus Henricus Herman Vogelzang, geboren te Haarlem op 28 november 1962.

8.1.             At present the management board of the Acquiring Company is constituted as follows:

    (a)           Gerrit Zalm, born in Enkhuizen, the Netherlands on 6 May 1952;

    (b)           Johan van Hall, born in Baarn, the Netherlands on 24 February 1960; and

(c)           Christiaan Franciscus Henricus Herman Vogelzang, born in Haarlem, the Netherlands on 28 November 1962.

8.2           Er bestaat een voornemen na de splitsing wijziging te brengen in de samenstelling van het bestuur van de Verkrijgende Vennootschap. De samenstelling van de raad van bestuur zal dan worden:

    (a)           Javier Maldonado Trinchant, geboren te Madrid, Spanje, op 11 juli 1962;

8.2              The composition of the management board of the Acquiring Company shall be amended on occasion of the demerger. The composition of the management board shall then be as follows:

(a)            Javier Maldonado Trinchant, born in Madrid, Spain, on 11 July 1962;

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(b)           Jeroen Joseph Marie Kremers, geboren te Doornspijk, op 8 november 1958;

(c)           Brian David Stevenson, geboren te Lewes, Sussex, Verenigd  Koninkrijk, op 11 november 1953;

    (d)           John Donald Black Workman, geboren te Glasgow, Verenigd Koninkrijk, op 31 juli 1952;

    (e)           Gerrit Zalm, geboren te Enkhuizen op 6 mei 1952;

    (f)            Johan van Hall, geboren te Baarn op 24 februari 1960;

    (g)           Christiaan Franciscus Henricus Herman Vogelzang, geboren te Haarlem op 28 november 1962;

    (h)           Ronald Teerlink, geboren te Loosdrecht op 28 januari 1961; en

    (i)            David Alan Cole, geboren in Atlanta, Verenigde Staten van Amerika, op 2 oktober 1961.

(b)           Jeroen Joseph Marie Kremers, born in Doornspijk, the Netherlands, on 8 November 1958;

    (c)           Brian David Stevenson, born in Lewes, Sussex, United Kingdom, on 11 November 1953;

    (d)           John Donald Black Workman, born in Glasgow, United Kingdom, on 31 July 1952;

    (e)           Gerrit Zalm, born in Enkhuizen, the Netherlands on 6 May 1952;

    (f)            Johan van Hall, born in Baarn, the Netherlands, on 24 February 1960;

    (g)           Christiaan Franciscus Henricus Herman Vogelzang, born in Haarlem, the Netherlands, on 28 November 1962;

    (h)           Ronald Teerlink, born in Loosdrecht, the Netherlands, on 28 January 1961; and

    (i)            David Alan Cole, born in Atlanta, United States of America, on 2 October 1961.

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9. Samenstelling van de Raad van Commissarissen van de verkrijgende Vennootschap	9. Composition of the Supervisory Board of the Acquiring Company

9.1          Thans heeft de Verkrijgende Vennootschap geen raad van commissarissen. Ter gelegenheid van de splitsing zal echter een raad van commissarissen worden ingesteld die dan zal bestaan uit de volgende personen:

(a)           Trude Albertine Maas-de Brouwer, geboren te Amsterdam op 28 november 1946;

(b)          Arthur Caulfield Martinez, geboren te New York, Verenigde Staten van Amerika, op 25 september 1939;

(c)           Andries Arij Olijslager, geboren te Terneuzen, op 1 januari 1944;

(d)           Gert Jan Kramer, geboren te Heemstede, op 20 juni 1942;

(e)           Ana Maria Llopis Rivas, geboren te Cumana-Sucre, Venezuela op 5 mei 1950;

(f)            Juan Rodriquez Inciarte, geboren te Oviedo, Spanje, op 27 juni 1952;

(g)           Michael Enthoven, geboren te Haarlem op 7 mei 1951; en

(h)           Miller Roy McLean, geboren te Dumbarton, Verenigd Koninkrijk, op 4 december 1949.

9.1               At present the Acquiring Company does not have a supervisory board. However at the occasion of the demerger a supervisory board shall be established which shall then be constituted as follows:

(a)           Trude Albertine Maas-de Brouwer, born in Amsterdam, the Netherlands, on 28 November 1946

(b)           Arthur Caulfield Martinez, born in New York, United States of America, on 25 September 1939;

(c)            Andries Arij Olijslager, born in Terneuzen, the Netherlands, on 1 January 1944;

(d)            Gert Jan Kramer, born in Heemstede, the Netherlands, on 20 June 1942;

(e)            Ana Maria Llopis Rivas, born in Cumana-Sucre, Venezuela on 5 May 1950;

(f)            Juan Rodriquez Inciarte, born in Oviedo, Spain, on 27 June 1952;

(g)           Michael Enthoven, born in Haarlem, the Netherlands, on 7 May 1951; and

(h)           Miller Roy McLean, born in Dumbarton, United Kingdom, on 4 December 1949.

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10. Samenstelling van de Raad van Bestuur van de Splitsende Vennootschap	10. Management board of the Demerging Company

10.1        Thans bestaat de Raad van Bestuur van de Splitsende Vennootschap uit:

(a)           Javier Maldonado Trinchant, geboren te Madrid, Spanje, op 11 juli 1962;

(b)           Jeroen Joseph Marie Kremers, geboren te Doornspijk, op 8 november 1958;

(c)           Brian David Stevenson, geboren te Lewes, Sussex, Verenigd  Koninkrijk, op 11 november 1953;

(d)           John Donald Black Workman, geboren te Glasgow, Verenigd Koninkrijk, op 31 juli 1952;

(e)           Gerrit Zalm, geboren te Enkhuizen op 6 mei 1952;

(f)            Johan van Hall, geboren te Baarn op 24 februari 1960;

(g)           Christiaan Franciscus Henricus Herman Vogelzang, geboren te Haarlem op 28 november 1962;

10.1             At present the management board of the Demerging Company is constituted as follows:

(a)            Javier Maldonado Trinchant, born in Madrid, Spain, on 11 July 1962;

(b)           Jeroen Jospeh Marie Kremers, born in Doornspijk, the Netherlands, on 8 November 1958;

(c)            Brian David Stevenson, born in Lewes, Sussex, United Kingdom, on 11 November 1953;

(d)            John Donald Black Workman, born in Glasgow, United Kingdom, on 31 July 1952;

(e)            Gerrit Zalm, born in Enkhuizen, the Netherlands on 6 May 1952;

(f)             Johan van Hall, born in Baarn, the Netherlands, on 24 February 1960;

(g)           Christiaan Franciscus Henricus Herman Vogelzang, born in Haarlem, the Netherlands, on 28 November 1962;

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(h) Ronald Teerlink, geboren te Loosdrecht op 28 januari 1961; en (i) David Alan Cole, geboren in Atlanta, Verenigde Staten van Amerika, op 2 oktober 1961.	(h) Ronald Teerlink, born in Loosdrecht, the Netherlands, on 28 January 1961; and (i) David Alan Cole, born in Atlanta, United States of America, on 2 October 1961.

10.2 Er bestaat geen voornemen na de splitsing wijziging te brengen in de samenstelling van de Raad van Bestuur van de Splitsende Vennootschap.	10.2 The composition of the management board of the Demerging Company shall not be amended on occasion of the demerger.

11. Samenstelling van de raad van commissarissen van de Splitsende Vennootschap	11. Supervisory board of the Demerging Company

11.1         Thans bestaat de raad van commissarissen van de Splitsende Vennootschap uit:

(a)           Trude Albertine Maas-de Brouwer, geboren te Amsterdam op 28 november 1946;

(b)           Arthur Caulfield Martinez, geboren te New York, Verenigde Staten van Amerika, op 25 september 1939;

(c)           Andries Arij Olijslager, geboren te Terneuzen, op 1 januari 1944;

(d)           Gert Jan Kramer, geboren te Heemstede, op 20 juni 1942;

11.1          At present the supervisory board of the Demerging Company is constituted as follows:

(a)           Trude Albertine Maas-de Brouwer, born in Amsterdam, the Netherlands, on 28 November 1946;

(b)           Arthur Caulfield Martinez, born in New York, United States of America, on 25 September 1939;

(c)            Andries Arij Olijslager, born in Terneuzen, the Netherlands, on 1 January 1944;

(d)           Gert Jan Kramer, born in Heemstede, the Netherlands, on 20 June 1942;

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(e)           Ana Maria Llopis Rivas, geboren te Cumana-Sucre, Venezuela op 5 mei 1950;

(f)            Juan Rodriquez Inciarte, geboren te Oviedo, Spanje, op 27 juni 1952;

(g)           Michael Enthoven, geboren te Haarlem op 7 mei 1951; en

(h)           Miller Roy McLean, geboren te Dumbarton, Verenigd Koninkrijk, op 4 december 1949.

(e)            Ana Maria Llopis Rivas, born in Cumana-Sucre, Venezuela on 5 May 1950;

(f)             Juan Rodriquez Inciarte, born in Oviedo, Spain, on 27 June 1952;

(g)            Michael Enthoven, born in Haarlem, the Netherlands, on 7 May 1951; and

(h)            Miller Roy McLean, born in Dumbarton, United Kingdom, on 4 December 1949.

11.2 Er bestaat geen voornemen na de splitsing wijziging te brengen in de samenstelling van de raad van commissarissen van de Splitsende Vennootschap.	11.2 The composition of the supervisory board of the Demerging Company shall not be amended on occasion of the demerger.
12. Tijdstip verantwoording financiële gegevens	12. Effective financial date

De financiële gegevens van de af te splitsen activa en passiva van de Splitsende Vennootschap zullen met ingang van de eerste dag van de maand waarin de splitsing wordt geëffectueerd worden verantwoord in de jaarstukken of andere financiële verantwoording van de Verkrijgende Vennootschap.

The financial particulars of the assets and liabilities of the Demerging Company that will be split off shall be reflected in the annual accounts or other financial reports of the Acquiring Company as per the first day of the month in which the demerger is effectuated.

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13. Maatregelen in verband met het verkrijgen van het aandeelhouderschap in de Verkrijgende Vennootschap	13. Measures in connection with shareholding in Demerging Company

Ter gelegenheid van de splitsing zullen aan de Aandeelhouder 499.954.999 aandelen in het kapitaal van de Verkrijgende Vennootschap worden toegekend.	On occasion of the demerger, the Acquiring Company shall allot 499,954,999 shares in its share capital to the Shareholder.

14. Activiteiten van de Splitsende Vennootschap	14. Activities of the Demerging Company

De activiteiten van de Splitsende Vennootschap worden voortgezet door de Verkrijgende Vennootschap, voor zover het betreft die ten aanzien van de af te splitsen vermogensbestanddelen.	The activities of the Demerging Company shall be continued by the Acquiring Company, to the extent those activities relate to the assets and liabilities to be transferred to the Acquiring Company.

15. Goedkeuring van het besluit tot splitsing	15. Approval of resolution to enter into demerger

15.1       Overeenkomstig hetgeen is bepaald in Artikel 19 van de statuten van de Splitsende Vennootschap is het bestuursbesluit betreffende het voorstel de splitsing aan te gaan onderworpen aan de voorafgaande goedkeuring van de algemene vergadering van aandeelhouders van de Splitsende Vennootschap.

15.1            In accordance with article 19 of the articles of association of the Demerging Company the board resolution to propose to enter into the demerger requires the prior approval of the general meeting of shareholders of the Demerging Company.

15.2 Het voorstel tot splitsing is goedgekeurd door de raad van commissarissen van de Splitsende Vennootschap op 29 september 2009.	15.2 The demerger proposal was approved by the supervisory board of the Demerging Company on 29 September 2009.

15.3 Het besluit tot splitsing is onderworpen aan goedkeuring van De Nederlandsche Bank.	15.3 The resolution to enter into the demerger requires approval of the Dutch Central Bank.

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16. Goodwill en uitkeerbare reserves van de Verkrijgende Vennootschap	16. Goodwill and distributable reserves of the Acquiring Company

16.1        De uitkeerbare reserves van de Verkrijgende Vennootschap nemen als gevolg van de splitsing toe met één miljard éénhonderd vijfenzestig miljoen euro (€1.165.000.000). De uitkeerbare reserves van de Splitsende Vennootschap nemen af met één miljard zeshonderd vijfenzestig miljoen euro (€1.665.000.000).

Er zijn geen gevolgen ten aanzien van de goodwill.

16.1           The distributable reserves of the Acquiring Company will as a result of the demerger increase by an amount of one billion one hundred sixty-five million euro (€1,165,000,000). The distributable reserves of the Demerging Company will decrease by an amount of one billion six hundred and sixty-five million euro (€1,665,000,000).

There are no consequences with respect to the goodwill.

De ingevolge artikel 2:334y van het Burgerlijk Wetboek aanvullend te vermelden gegevens zijn de volgende:	The information which has to be made additionally available pursuant to Section 2:334y of the Dutch Civil Code is the following:

17. De ruilverhouding van de aandelen en de omvang van de betalingen	17. The share exchange ratio and the amount of payments

17.1       Ter gelegenheid van de splitsing zullen 499.954.999 aandelen in het kapitaal van de Verkrijgende Vennootschap met een nominale waarde van € 1,-- elk, genummerd 45.001 tot en met 499.999.999, aan de Aandeelhouder worden toegekend. De ruilverhouding bedraagt derhalve een toekenning van 499.954.999 aandelen in het kapitaal van de Verkrijgende Vennootschap tegen verkrijging door de Verkrijgende Vennootschap van de vermogensbestanddelen zoals opgenomen in Bijlage 5.

17.1            On the occasion of the demerger 499,954,999 shares in the share capital of the Acquiring Company, having a nominal value of € 1 each, numbered 45,001 through 499,999,999 shall be allotted to the Shareholder. The exchange ratio therefore is an allotment of 499,954,999 shares in the share capital of the Acquiring Company in exchange for the acquisition by the Acquiring Company of the assets and liabilities as referred to in Schedule 5.

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17.2        De Aandeelhouder heeft ingestemd met het buiten toepassing laten van artikel 2:334aa leden 1 en 3 van het Burgerlijk Wetboek, zulks overeenkomstig artikel 2:334aa lid 7 van het Burgerlijk Wetboek.

17.3       Het verschil tussen de waarde van het gedeelte van het vermogen van de Splitsende Vennootschap dat de Verkrijgende Vennootschap bij de splitsing zal verkrijgen en de totale nominale waarde van de toe te kennen aandelen, zal als agio worden geboekt.

17.4       Ter gelegenheid van de splitsing zullen krachtens de ruilverhouding geen betalingen plaatsvinden.

17.2            The Shareholders has agreed to not apply Section 2:334aa paragraphs 1 and 3 of the Dutch Civil Code, such in accordance with Section 2:334aa paragraph 7 of the Dutch Civil Code.

17.3            The difference between the value of that part of the assets and liabilities of the Demerging Company which will be acquired by the Acquiring Company as a result of the demerger and the total nominal value of the shares to be allocated will be booked as share premium.

17.4            No payments shall be made pursuant to the exchange ratio at the occasion of the demerger.

18. Tijdstip met ingang waarvan en welke mate waarin de Aandeelhouder zal gaan delen in de winst van de Verkrijgende Vennootschap	18. the date as of which and extent to which the Shareholder will participate in the profits of the Acquiring company

De Aandeelhouder zal vanaf de eerste dag van de maand waarin de splitsing wordt geëffectueerd, gelijkelijk met de thans reeds in het kapitaal van de Verkrijgende Vennootschap gehouden aandelen, volledig delen in dat deel van de winst van de Verkrijgende Vennootschap dat verband houdt met de af te splitsen vermogensbestanddelen.

The Shareholder will, equally with the shares it already holds in the share capital of the Acquiring Company, fully participate in the that part of the profits of the Acquiring Company which relates to the assets and liabilities to be demerged as from the first day of the month in which the demerger is effectuated.

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19. Het aantal aandelen dat zal worden ingetrokken	19. the number of shares to be cancelled

Geen.	None.

Dit voorstel tot splitsing komt tot stand zodra het rechtsgeldig is ondertekend door alle bestuurders en commissarissen. Het is niet vereist dat alle ondertekenaars hetzelfde exemplaar van dit voorstel tot splitsing tekenen. Indien ondertekening op verschillende exemplaren van dit voorstel tot splitsing geschiedt, vormen de desbetreffende exemplaren tezamen één voorstel tot splitsing.

This demerger proposal will come into effect, when legally signed by all members of the management board and the supervisory board. It is not required that all signatories sign the same copy of this demerger proposal. In case the signing will take place on multiple copies of this demerger proposal, these multiple copies together will constitute one demerger proposal.

Te ondertekenen door alle leden van de raden van bestuur van de Vennootschappen en de raad van commissarissen van de Splitsende Vennootschap.	To be signed by all managing directors of the Companies and the members of the supervisory board of the Demerging Company.

Amsterdam, 30 September 2009

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ABN AMRO Bank N.V.

All Members of the Managing Board

/s/ J. Maldonado Trichant	/s/ B.D. Stevenson
Door/By: J. Maldonado Trichant	Door/By: B.D. Stevenson
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ J.J.M. Kremers	/s/ J.D.B. Workman
Door/By: J.J.M. Kremers	Door/By: J.D.B. Workman
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ G. Zalm	/s/ J. van Hall
Door/By: G. Zalm	Door/By: J. van Hall
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ Ch.F.H. Vogelzang	/s/ R. Teerlink
Door/By: Ch.F.H. Vogelzang	Door/By: R. Teerlink
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ D.A. Cole
Door/By: D.A. Cole
Datum/Date: September 29, 2009
Plaats/Place: Amsterdam

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All Members of the Supervisory Board

/s/ T.A. Maas-de Brouwer	/s/ A.C. Martinez
Door/By: T.A. Maas-de Brouwer	Door/By: A.C. Martinez
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ A.A. Olijslager	/s/ G.J. Kramer
Door/By: A.A. Olijslager	Door/By: G.J. Kramer
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ A.M. Llopis Rivas	/s/ J. Rodriquez Inciarte
Door/By: A.M. Llopis Rivas	Door/By: J. Rodriquez Inciarte
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ M. Enthoven	/s/ M.R. McLean
Door/By: M. Enthoven	Door/By: M.R. McLean
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

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ABN AMRO II N.V.

All Members of the Managing Board

/s/ G. Zalm	/s/ J. van Hall
Door/By: G. Zalm	Door/By: J. van Hall
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ C.F.H.H. Vogelzang
Door/By: C.F.H.H. Vogelzang
Datum/Date: September 29, 2009
Plaats/Place: Amsterdam

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Item 4

This right column contains the unofficial translation of the demerger proposal relating to the legal demerger described below. Dutch statutory law stipulates that this document must be filed in Dutch. Therefore, this translation is for information purposes only. All schedules referenced herein are available from the ABN AMRO press room at
http://www.abnamro.com/pressroom/releasedetail.cfm?releaseid=412432.

Voorstel tot Splitsing	Demerger proposal
Opgesteld door de raden van bestuur van:	Drawn up by the management boards of:
(1)

ABN AMRO Bank N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam, ingeschreven in het Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam, onder nummer: 33002587 (de Splitsende Vennootschap); en

(1)

ABN AMRO Bank N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce and Industries for Amsterdam under number: 33002587 (the Demerging Company); and

(2)

ABN AMRO II N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam, ingeschreven in het Handelsregister van de Kamer van Koophandel en Fabrieken voor Amsterdam, onder nummer: 34334259 (de Verkrijgende Vennootschap),

(2)

ABN AMRO II N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce and Industries for Amsterdam under number: 34334259 (the Acquiring Company),

de Splitsende Vennootschap en de Verkrijgende Vennootschap hierna ook tezamen aangeduid als: de Vennootschappen.	the Demerging Company and the Acquiring Company are hereinafter jointly also referred to as: the Companies.

In aanmerking nemende dat:	Considering that:
(A)   Op of voorafgaand aan de datum waarop dit voorstel tot splitsing wordt gedeponeerd ten kantore van het handelsregister van de Kamer van Koophandel voor Amsterdam, heeft een deponering plaatsgevonden van een ander voorstel tot splitsing met betrekking tot een beoogde afsplitsing aan de Verkrijgende Vennootschap van andere vermogensbestanddelen van de Splitsende Vennootschap dan die welke onderdeel uit maken van de onderhavige splitsing (de Nederlandse Splitsing).

(A)   On or before the date of filing of this demerger proposal at the offices of the trade register of the Chamber of Commerce for Amsterdam, another demerger proposal has also been filed with regard to a proposed split off to the Acquiring Company of other assets and liabilities of the Demerging Company than those which form part of this demerger (the Dutch Demerger).

(B)   Op 29 mei 2007 heeft een consortium bestaande uit Fortis N.V. en Fortis S.A./N.V. (hierna gezamenlijk: Fortis), Banco Santander S.A. (hierna: Santander) en The Royal Bank of Scotland Group Plc. (hierna: RBS) (Fortis, Santander en RBS hierna gezamenlijk ook aan te duiden als: het Consortium) middels een door deze drie partijen gezamenlijk gehouden vennootschap RFS Holdings B.V. (hierna: RFS) een openbaar bod uitgebracht op alle aandelen van ABN AMRO Holding N.V. (hierna: het Bod), de enig aandeelhouder van de Splitsende Vennootschap. Het Bod werd volledig onvoorwaardelijk verklaard op 10 oktober 2007 en settlement vond vervolgens plaats op 17 oktober 2007.

(B)   On 29 May 2007 a consortium comprised of Fortis N.V. and Fortis S.A./N.V. (hereinafter jointly: Fortis), Banco Santander S.A. (hereinafter: Santander) and The Royal Bank of Scotland Group Plc. (hereinafter: RBS) (Fortis, Santander and RBS hereinafter: the Consortium) through a jointly held company, RFS Holdings B.V. (hereinafter: RFS) made a public bid for all of the listed shares of ABN AMRO Holding N.V. (hereinafter: the Bid). ABN AMRO Holding N.V. in turn is the sole shareholder of the Demerging Company. The Bid was declared wholly unconditional on 10 October 2007 and settlement occurred on 17 October 2007.

(C)    De afspraken tussen de leden van het Consortium met betrekking tot het Bod en meer in zijn algemeenheid over de governance van RFS zijn vastgelegd in de Consortium and Shareholders’ Agreement die op 28 mei 2007 is afgesloten, zoals nadien van tijd tot tijd gewijzigd en aangevuld (hierna: de CSA).

(C)   The arrangements between the members of the Consortium regarding the Bid and generally the governance of RFS are set out in the Consortium and Shareholders’ Agreement of 28 May 2007 as amended and restated from time to time (hereinafter: the CSA).

(D)   De CSA beschrijft de voorwaarden waaronder bepaalde activa en passiva van ABN AMRO Holding N.V. en hun dochtermaatschappijen en ondernemingen (waaronder de Splitsende Vennootschap) aan ieder lid van het Consortium zullen worden geleverd. De CSA beschrijft tevens op welke wijze nadere regelingen zullen worden geïmplementeerd ten aanzien van die delen van de ABN AMRO groep die aan geen enkel lid van het Consortium worden overgedragen.

(D)   Furthermore, the CSA sets out the terms on which the transfer of certain assets and liabilities of ABN AMRO Holding N.V. and its subsidiaries and subsidiary undertakings (including the Demerging Company) to each Consortium member would be procured and how certain arrangements would be implemented with respect to other parts of the ABN AMRO group that are not to be transferred to any Consortium member.

(E)    Op 26 juli 2007 is Fortis Bank Nederland (Holding) N.V. (hierna: FBNH) als partij tot de CSA toegetreden. Op 3 oktober 2008 is, als gevolg van de nationalisatie van Fortis in Nederland, de Staat der Nederlanden indirect aandeelhouder in RFS geworden. De Staat der Nederlanden heeft de facto de positie van FBNH en Fortis onder de CSA overgenomen. Op 24 december 2008 is de Staat der Nederlanden formeel als partij toegetreden tot de CSA (door de verkrijging van de aandelen in RFS van FBNH).

(E)    On 26 July 2007, Fortis Bank Nederland (Holding) N.V. (hereinafter: FBNH) acceded to the CSA. On 3 October 2008, due to the nationalisation of Fortis in the Netherlands, the State of the Netherlands became an indirect shareholder in RFS. The State of the Netherlands de facto took over the position of FBNH and Fortis under the CSA. On 24 December 2008, the State of the Netherlands formally acceded to the CSA as a party (following its acquisition of shares in RFS from FBNH).

(F)   Ten gevolge van de toetreding van de Staat der Nederlanden tot de CSA werd zij gerechtigd tot, onder meer, de ‘F Aandelen’ en de resterende ‘F Onderneming’, zulks zoals gedefinieerd in de statuten van RFS. In de CSA worden deze bedrijfsonderdelen aangeduid als de Fortis Acquired Businesses. De resterende ‘F Onderneming’ bestaat in brede termen uit de niet-grootzakelijke bancaire activiteiten van de Splitsende Vennootschap in de Nederlandse nationale markt, de Private Clients, de International Diamond and Jewellery Group en bepaalde andere activiteiten.

(F)   As a result of the accession of the State of the Netherlands to the CSA, it became entitled to, amongst other things, the ‘F Shares’, and the remaining ‘F Business’, both as defined in the articles of RFS. In the CSA these parts of the business are designated as the Fortis Acquired Businesses. In broad terms, the remaining ‘F Business’, generally described, comprises the non-wholesale banking activities of the Demerging Company in the Dutch national market, including private clients and the international diamond and jewellery activities.

(G)   Na effectuering van de splitsing zal de Verkrijgende Vennootschap deze activiteiten voortzetten en bij gelegenheid van de Nederlandse Splitsing haar naam wijzigen in ABN AMRO Bank N.V., terwijl het overige deel van de activiteiten van de Splitsende Vennootschap door de Splitsende Vennootschap zal worden voortgezet, waarbij de naam van die vennootschap bij gelegenheid van de Nederlandse Splitsing zal worden gewijzigd in The Royal Bank of Scotland N.V.

(G)   Following realisation of the demerger the Acquiring Company will continue the activities which are being transferred and following realisation of the Dutch Demerger change its name to ABN AMRO Bank N.V., whereas the remaining parts of the activities of the Demerging Company will be continued by the Demerging Company, which company following realisation of the Dutch Demerger will change its name to The Royal Bank of Scotland N.V.

(H)   Door de aard en omvang van de ‘F onderneming’, die bijvoorbeeld ook een substantieel aantal particuliere rekeninghouders omvat, kunnen de betrokken activiteiten praktisch gezien slechts door een juridische afsplitsing worden overgedragen aan

(H)   Because of the nature and size of the ‘F Business’, which for instance also comprises a large number of private deposit holders, the activities concerned can in practice only be transferred to the Acquiring Company through a legal demerger.

de Verkrijgende Vennootschap. Iedere andere transactiestructuur zou inhouden dat elke afzonderlijke klantrelatie, contract en schuld als onderdeel van ‘F Onderneming’ separaat zou moeten worden overgedragen, zulks tegen prohibitief hoge kosten en met de aan de uitvoering van een zodanige omvangrijke activa en passiva transactie inherente significante tijds- en uitvoeringsrisico’s.

Any different transaction structure would require that each separate client relationship, contract and/or debt comprising the ‘F Business’ must be transferred separately, such against prohibitive costs and, considering the size of the assets and liabilities involved, significant inherent timing and execution risks.

(I)     De door partijen bij de CSA verkozen transactiestructuur (in algemene zin: een juridische afsplitsing van de niet-grootzakelijke bancaire activiteiten van de Splitsende Vennootschap in de Nederlandse nationale markt alsmede de afzonderlijke activa/passiva overdrachten met betrekking tot de private clients en de internationale diamond and jewellery activiteiten) heeft tot doel op de meest efficiënte wijze en tegen de laagst mogelijke kosten tussen de resterende ‘F Onderneming’ die wordt voortgezet door de Verkrijgende Vennootschap en de onderneming die wordt voortgezet door de Splitsende Vennootschap een ontkoppeling tot stand te brengen.

(I)    The transaction structure that was opted for (in general: a legal demerger of the non-wholesale banking activities of the Demerging Company in the Dutch national market as well as separate asset and liability transfers relating to the private clients and the international diamond and jewellery activities) aims to effect a separation of the remaining ‘F Business’ that will be continued by the Acquiring Company in the most efficient manner possible and against the lowest cost.

(J)     De structuur is erop gericht te bewerkstelligen dat na voltooiing van de splitsing en bepaalde afzonderlijke overdrachten twee volwaardige operationele, zelfstandige in de Nederlandse markt opererende banken, ontstaan; te weten The Royal Bank of Scotland

(J)    The structure is aimed at realizing the creation of two fully operational and independent banks in the Dutch market following completion of the demerger and certain separate transfers: The Royal Bank of Scotland N.V., being the Demerging Company following the renaming

N.V., zijnde de Splitsende Vennootschap (ná naamswijziging) en de nieuwe ABN AMRO Bank N.V., zijnde de Verkrijgende Vennootschap. De aandelen van de Verkrijgende Vennootschap zullen na effectuering van de juridische splitsing en de overige ontvlechtingsstappen volledig (indirect) door de Staat der Nederlanden worden gehouden.

and the new ABN AMRO Bank N.V., being the Acquiring Company. The shares of the Acquiring Company shall following realisation of the legal demerger and the further steps in the separation process eventually be (indirectly) held by the State of the Netherlands.

(K)   Voorafgaand aan de splitsing zal een herstructurering van de activiteiten en onderdelen van de Splitsende Vennootschap plaatsvinden. De Verkrijgende Vennootschap is met het oog op de herstructurering en de splitsing opgericht. Bepaalde onderdelen van de Splitsende Vennootschap, te weten de belangen in New HBU II N.V., ABN AMRO Private Clients Holding B.V., Amstel Lease Maatschappij N.V. en Delta Lloyd ABN Amro Verzekeringen Holding B.V., zullen voorafgaand aan de juridische splitsing aan de Verkrijgende Vennootschap verkocht en overgedragen worden tegen schuldigerkenning. De vordering wordt vervolgens uitgekeerd aan ABN AMRO Holding N.V. voordat de splitsing effectief wordt.
Ten aanzien van New HBU II N.V. wordt als alternatief, in plaats van de verkoop en levering van de aandelen in die vennootschap, overwogen om voordat de splitsing effectief wordt New HBU II N.V. juridisch weg te fuseren in de Splitsende Vennootschap (de New HBU II Fusie). Voorts wordt overwogen om

(K)   A restructuring of the activities and parts of the Demerging Company will be effected prior to the demerger. The Acquiring Company has been formed for the purpose of this restructuring and the legal demerger. In this context, certain parts of the Demerging Company, namely the interests in New HBU II N.V., ABN AMRO Private Clients Holding B.V., Amstel Lease Maatschappij N.V. and Delta Lloyd ABN Amro Verzekeringen Holding B.V. will be sold and transferred to the Acquiring Company in exchange for a receivable prior to the demerger becoming effective. The receivable will subsequently be distributed to ABN AMRO Holding prior to the demerger becoming effective.
As to New HBU II N.V., alternatively, rather than selling and transferring the shares in this company, it is also being considered prior to the demerger becoming effective to legally merge New HBU II N.V. into the Demerging Company (the New HBU II Merger). It is furthermore considered, prior to such eventual New HBU II Merger, to voorafgaand aan de eventuele New HBU II Fusie, hetzij New HBU II N.V. de economische gerechtigdheid tot haar gehele onderneming te laten verkopen en leveren aan de Verkrijgende Vennootschap tegen schuldigerkenning en vervolgens de vordering in verband met deze verkoop uit te keren aan de Splitsende Vennootschap dan wel de Splitsende Vennootschap de economische gerechtigdheid tot de door haar gehouden aandelen New HBU II N.V. te laten verkopen en leveren aan de Verkrijgende Vennootschap tegen schuldigerkenning (de New HBU II Overdracht). De desbetreffende vordering wordt, hetzij voor hetzij na de New HBU II Fusie, maar in ieder geval voorafgaande aan de splitsing uitgekeerd aan ABN AMRO Holding N.V.
In aanvulling daarop zijn tussen de Verkrijgende en de Splitsende Vennootschap maatregelen getroffen teneinde zeker te stellen dat de nieuw gevormde onafhankelijke banken, The Royal Bank of Scotland N.V. en ABN AMRO Bank N.V. nieuw, voldoende gekapitaliseerd zullen blijven en zullen blijven voldoen aan de solvabiliteitseisen van De Nederlandsche Bank N.V.

either have New HBU II N.V. sell and transfer the beneficial title (economische gerechtigheid) to its entire business to the Acquiring Company in exchange for a receivable and subsequently distribute such receivable to the Demerging Company or have the Demerging Company sell and transfer the beneficial title (economische gerechtigdheid) to the shares it holds in New HBU II N.V. to the Acquiring Company in exchange for a receivable (the New HBU II Transfer). The relevant receivable will be distributed to ABN AMRO Holding N.V. either prior to or following the New HBU II Merger becoming effective, but in any event prior to the demerger becoming effective.
In addition to this, the Acquiring and Demerging Company have made arrangements to ensure that the newly formed independent banks, The Royal Bank of Scotland N.V. and ABN AMRO Bank N.V. new, will continue to remain adequately capitalised and comply with solvency requirements set by the Dutch Central Bank.

(L)    De Splitsende Vennootschap en de Verkrijgende Vennootschap hebben afspraken gemaakt over de afwikkeling van vorderingen ex artikel 2:334t van het Burgerlijk Wetboek door de ander en daaruit voortvloeiende vorderingen. Deze afspraken zien op de draagplicht van de Verkrijgende Vennootschap en de Splitsende Vennootschap ter zake daarvan en strekken er primair toe dat crediteuren met inachtneming van artikel 2:334t van het Burgerlijk Wetboek overeenkomstig hun rangorde worden voldaan.

(L)    The Demerging Company and the Acquiring Company have reached agreements on the settlement of claims ex 2:334t of the Dutch Civil Code by the other and claims deriving from this. These agreements concern the obligation to contribute in that respect of the Acquiring Company and the Demerging Company and primarily aim at settling creditors in accordance with their order of priority with due observance of Section 2:334t of the Dutch Civil Code.

Voorts, ingeval de New HBU II Fusie niet wordt geïmplementeerd, zullen de Splitsende Vennootschap en New HBU II N.V. een overeenkomst aangaan teneinde de bestaande blootstelling terzake artikel 2:334t van het Burgerlijk Wetboek welke haar oorsprong vindt in de juridische splitsingen waarbij New HBU II N.V. in 2008 was betrokken, te mitigeren.

Further, in case the New HBU II Merger will not be implemented, the Demerging Company and New HBU II N.V. will enter into an agreement to mitigate the existing exposure pursuant to article 2:334t of the Dutch Civil Code originating from the statutory demergers involving New HBU II N.V. in 2008.

Ten slotte, hebben de Splitsende Vennootschap en de Verkrijgende Vennootschap, als onderdeel van de Nederlandse Splitsing, tevens afspraken gemaakt omtrent de uitgangspunten voor de beschikbaarheid voor de Verkrijgende Vennootschap van de zekerheidsrechten die verband houden met aan de Verkrijgende Vennootschap af te splitsen klantrelaties.

Finally, the Demerging Company and the Acquiring Company have, as part of the Netherlands Demerger, also reached agreements on the principles for the availability for the Acquiring Company of the security rights connected with the client relationships to be demerged to the Acquiring Company.

(M) Het is beoogd dat na de splitsing de Splitsende Vennootschap en de Verkrijgende Vennootschap op	(M) It is intended that following the demerger, the Demerging Company and the Acquiring Company on a

geconsolideerde basis binnen de ABN AMRO groep van vennootschappen over hetzelfde vermogen zullen beschikken als voorafgaand aan de splitsing. Daartoe zullen, voordat de splitsing effectief wordt, op de aandelen van zowel de Splitsende Vennootschap als de Verkrijgende Vennootschap, door ABN AMRO Holding N.V. (aanvullende) stortingen plaatsvinden, waarbij, onder meer, de voorafgaand aan de splitsing naar ABN AMRO Holding N.V. uitgekeerde vordering of, ingeval van de New HBU II Overdracht, vorderingen op de Verkrijgende Vennootschap terzake van de verkoop/verkopen van de vier hierboven onder (K) genoemde deelnemingen dan wel de drie deelnemingen tezamen met de economische gerechtigdheid tot de onderneming of aandelen van New HBU II N.V. zal/zullen worden ingebracht in de Verkrijgende Vennootschap (d.w.z. ABN AMRO Bank N.V. nieuw).

consolidated basis within the ABN AMRO group of companies will have the same equity as prior to the demerger. For this purpose, prior to the demerger becoming effective, (additional) contributions shall be made on both the shares of the Demerging Company and the Acquiring Company by ABN AMRO Holding N.V., which will – amongst others –  result in the receivable or, in case of the New HBU II Transfer, receivables on the Acquiring Company following the sale(s) of the four participations referred to above under (K) or (as the case may be) the three participations and the beneficial title to the business or shares of New HBU II N.V. that will be distributed to ABN AMRO Holding N.V. prior to the demerger, again being contributed on the shares of the Acquiring Company (i.e. ABN AMRO Bank N.V. new).

(N)   Onderdeel van de voor de afsplitsing noodzakelijke herstructurering vormt tevens, onder meer, (i) een kapitaaltransactie tussen de Splitsende Vennootschap en de Staat der Nederlanden uit hoofde waarvan ten behoeve van de ‘F-Onderneming’, die voorafgaand aan de splitsing nog onderdeel is van de Splitsende Vennootschap, door converteerbare schuldinstrumenten kapitaal is verstrekt, alsmede (ii) de afsluiting van een ‘credit-default

(N)   Part of the restructuring which is necessary for the demerger is inter alia formed by (i) a capital transaction between the Demerging Company and the State of the Netherlands pursuant to which the ‘F-Business’, prior to the demerger still part of the Demerging Company, has received capital through convertible debt instruments, as well as (ii) the entering into by the Demerging Company of a ‘credit default swap’ between the swap’ tussen de Staat der Nederlanden en de Splitsende Vennootschap waardoor de Staat der Nederlanden tegen marktconforme condities bepaalde risico’s van de ‘F-Onderneming’ overneemt. De rechtsverhoudingen die verband houden met de onder (i) hiervoor bedoelde schuldinstrumenten en de onder (ii) hiervoor genoemde ‘credit default swap’ zullen in het kader van de Nederlandse Splitsing naar de Verkrijgende Vennootschap, de nieuwe ABN AMRO Bank N.V., overgaan. Na effectuering van de herstructurering, splitsing en overige ontvlechtingsstappen worden genoemde converteerbare schuldinstrumenten geconverteerd in additionele door de Staat der Nederlanden in ABN AMRO Bank N.V. nieuw (indirect) te houden aandelen.

Demerging Company and the State of the Netherlands pursuant to which the State of the Netherlands will take over certain risks of the ‘F-Business’. The legal relationships relating to the debt instruments mentioned under (i) before and the credit default swap mentioned under (ii) before shall pass to the Acquiring Company, the new ABN AMRO Bank N.V., as a result of or simultaneously with the Dutch Demerger. Following the completion of the restructuring, demerger and other steps in the disentanglement process the  aforementioned convertible debt instruments will be converted in additional shares in the new ABN AMRO Bank N.V. to be (indirectly) held by the State of the Netherlands.

(O)   Na voltooiing van de herstructurering en de splitsing zal de Verkrijgende Vennootschap alle rechten en verplichtingen van nagenoeg de gehele ‘F Onderneming’ omvatten. Bij splitsing zal de Verkrijgende Vennootschap nog een volle dochter van ABN AMRO Holding N.V. zijn. Zo snel als redelijkerwijs mogelijk is, zullen de aandelen in de Verkrijgende Vennootschap worden geleverd aan de Staat der Nederlanden of een entiteit (indirect) gehouden door de Staat der Nederlanden.

(O)   Following completion of the restructuring and the demerger, the Acquiring Company will hold all rights and obligations relating to substantially all of the ‘F Business’. At the demerger the Acquiring Company shall still be a full subsidiary of ABN AMRO Holding N.V. The shares in the Acquiring Company shall as soon as reasonably practicable be transferred to the State of the Netherlands or an entity (indirectly) held by the State of the Netherlands.

(P) De Splitsende Vennootschap, zijnde	(P) The Demerging Company, The

The Royal Bank of Scotland N.V. zal een volledige dochter van ABN AMRO Holding N.V. blijven (die na overdracht van de aandelen in de Verkrijgende Vennootschap aan (een entiteit (indirect) gehouden door) de Staat der Nederlanden, haar naam zal wijzigen in RBS Holdings N.V.).

Royal Bank of Scotland N.V., will be a full subsidiary of ABN AMRO Holding N.V. (which will after transfer of the shares in the Acquiring Company to (an entity (indirectly) held by) the State of the Netherlands, be renamed to RBS Holdings N.V.).

Voorts, in het kader van het onderhavige splitsingsvoorstel terzake de Belgische splitsing in aanmerking nemende dat:	Furthermore, considering in relation to this demerger protocol on the matter of the Belgium demerger that:
(Q)   ABN AMRO Holding N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam (de Aandeelhouder), houdt het gehele geplaatste kapitaal van de Verkrijgende Vennootschap, thans bestaande uit 45 gewone aandelen, met een nominale waarde van duizend euro (€ 1.000,--) elk, alsmede het gehele geplaatste kapitaal van de Splitsende Vennootschap, thans bestaande uit 3.306.843.332 aandelen, met een nominale waarde van zesenvijftig eurocent (€ 0,56) elk.

(Q)   ABN AMRO Holding N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands (the Shareholder), is the holder of the entire issued and outstanding share capital of the Acquiring Company, consisting of 45 shares, each share having a nominal value of one thousand euro (€ 1,000), as well as the entire issued and outstanding share capital of the Demerging Company, consisting of 3,306,843,332 shares, each share having a nominal value of fifty-six eurocents (€ 0.56).

(R) Er rust geen pandrecht of vruchtgebruik op de aandelen in het kapitaal van de Splitsende Vennootschap.	(R) No shares in the share capital of the Demerging Company have been pledged or encumbered with a right of usufruct.
(S) Er zijn geen certificaten van aandelen in het kapitaal van de Splitsende	(S) No depository receipts of shares in the share capital of the Demerging

Vennootschap met medewerking van de Splitsende Vennootschap uitgegeven.	Company have been issued with the co-operation of the Demerging Company.
(T) Er rust geen pandrecht of vruchtgebruik op de aandelen in het kapitaal van de Verkrijgende Vennootschap.	(T) No shares in the share capital of the Acquiring Company have been pledged or encumbered with a right of usufruct.
(U) Er zijn geen certificaten van aandelen in het kapitaal van de Verkrijgende Vennootschap met medewerking van de Verkrijgende Vennootschap uitgegeven.	(U) No depository receipts of shares in the share capital of the Acquiring Company have been issued with the co-operation of the Acquiring Company.
(V)    Overeenkomstig hetgeen is bepaald in Artikel 19 van de statuten van de Splitsende Vennootschap heeft de algemene vergadering van aandeelhouders van de Splitsende Vennootschap voorafgaande goedkeuring verleend aan het voornemen tot splitsing van het bestuur.

(V)   In accordance with article 19 of the articles of association of the Demerging Company, the general meeting of shareholders of the Demerging Company has approved the proposal of the management board to enter into the demerger between the Acquiring Company and the Demerging Company.

(W) De centrale ondernemingsraad van de Splitsende Vennootschap hebben een neutraal advies uitgebracht ten aanzien van het onderhavige voornemen tot splitsing.	(W) The central works council of the Demerging Company have advised neutrally upon this proposal of demerger.
(X) Geen van de Vennootschappen is ontbonden, verkeert in staat van faillissement noch is er ten aanzien van één van de Vennootschappen surseance van betaling aangevraagd.	(X) The Companies have not been liquidated, have not been declared bankrupt and no temporary or definitive moratorium of payments (surséance van betaling) has been requested.
(Y) Sinds het einde van het boekjaar van de Splitsende Vennootschap waarover laatstelijk een jaarrekening is vastgesteld, te weten 2008, zijn reeds	(Y) More than six months have passed since the last financial year of the Demerging Company for which financial accounts have been

meer dan zes maanden verstreken; derhalve is voor de Splitsende Vennootschap een tussentijdse vermogensopstelling opgesteld per 30 juni 2009, met inachtneming van de wettelijke vereisten.	adopted, being 2008, and therefore an interim balance sheet has been prepared for the Demerging Company as per 30 June 2009, in accordance with the statutory requirements.
(Z)    De Verkrijgende Vennootschap is opgericht op 9 april 2009 en derhalve is er nog geen boekjaar verstreken; in verband daarmee is voor de Verkrijgende  Vennootschap een tussentijdse balans opgesteld per 30 juni 2009, met inachtneming van de wettelijke vereisten.

(Z)  The first financial year of the Acquiring Company has not yet passed, since the Acquiring Company was incorporated on 9 April 2009. Consequently, an interim balance sheet for the Acquiring Company has been prepared as per 30 June 2009, in accordance with the statutory requirements.

(AA) De Ondernemingskamer van het Gerechtshof te Amsterdam heeft de aanwijzing van Deloitte en Ernst & Young tot accountants op 19 mei 2009 goedgekeurd overeenkomstig artikel 2:334aa lid 4 van het Burgerlijk Wetboek.

(AA)The Enterprise Division of the Amsterdam Court of Appeal has approved the designation of Deloitte and Ernst & Young as auditors on 19 May 2009 such in accordance with Section 2:334aa paragraph 4 of the Dutch Civil Code.

stellen voor een splitsing in de zin van Titel 7 van Boek 2 van het Burgerlijk Wetboek tot stand te brengen als gevolg waarvan een gedeelte van het vermogen van de Splitsende Vennootschap over gaat naar de Verkrijgende Vennootschap onder algemene titel en de Splitsende Vennootschap niet ophoudt te bestaan, zoals bedoeld in artikel 2:334a lid 3 van het Burgerlijk Wetboek, tegen toekenning van aandelen in het kapitaal van de Verkrijgende Vennootschap aan de Aandeelhouder.

hereby propose to effectuate a legal demerger (juridische splitsing) as referred to in Title 2:7 of Dutch Civil Code whereby the Demerging Company will not cease to exist and the Acquiring Company will acquire a part of the assets and assume a part of the liabilities of the Demerging Company under universal title of succession (verkrijging onder algemene titel), as referred to in Section 2:334a paragraph 3 of the Dutch Civil Code, against the granting of shares in the share capital of the Acquiring Company to the Shareholder.

De ingevolge artikel 2:334f, leden 2 en 4, van het Burgerlijk Wetboek te vermelden gegevens terzake de Belgische splitsing zijn	The information which has to be made available on the matter of the Belgium demerger pursuant to Section 2:334f,

de volgende:	paragraphs 2 and 4, of the Dutch Civil Code is the following:

1. Rechtsvorm, naam en zetel	1. Legal form, name and seat
1.1 ABN AMRO Bank N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam.
1.1   ABN AMRO Bank N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands.

1.2 ABN AMRO II N.V., een naamloze vennootschap, statutair gevestigd te Amsterdam, en kantoorhoudende te Gustav Mahlerlaan 10, 1082 PP Amsterdam.
1.2    ABN AMRO II N.V., a company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands, having its official seat in Amsterdam, the Netherlands, and its office address at Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands.

2. Statuten van de Verkrijgende en Splitsende Vennootschap	2. Articles of Association of the Acquiring and Demerging Company
2.1   De statuten van de Verkrijgende Vennootschap zijn vastgesteld bij akte van oprichting verleden voor mr. Dirk-Jan Jeroen Smit, notaris te Amsterdam, op 9 april tweeduizend negen. De statuten zijn nadien niet meer gewijzigd. Een kopie van de statuten van de Verkrijgende Vennootschap zoals deze thans luiden is aan dit voorstel gehecht als Bijlage 1.

2.1  The articles of association of the Acquiring Company have been established by deed of incorporation, executed before Dirk-Jan Jeroen Smit, civil law notary, officiating in Amsterdam, the Netherlands, on 9 April 2009. These articles of association have not been amended ever since. A copy of the current articles of association of the Acquiring Company is attached to this proposal as Schedule 1.

2.2   De statuten van de Verkrijgende Vennootschap zullen ter gelegenheid van de Nederlandse Splitsing worden gewijzigd, overeenkomstig de conceptstatuten, welke aan dit voorstel zijn gehecht als Bijlage 2.

2.2. The articles of association of the   Acquiring Company will be amended at the occasion of the Dutch Demerger in accordance with the draft articles of association attached to this proposal as Schedule 2.

2.3   De statuten van de Splitsende Vennootschap zijn laatstelijk gewijzigd bij akte van partiële wijziging van de statuten verleden voor mr. B.J. Kuck, notaris te Amsterdam, op 26 juni 2009. Een kopie van de statuten van de Splitsende Vennootschap zoals deze thans luiden is aan dit voorstel gehecht als Bijlage 3.

2.3   The articles of association of the Demerging Company have lastly been amended by deed of partial amendment of the articles of association, executed before B.J. Kuck, civil law notary, officiating in Amsterdam, the Netherlands, on 26 June 2009. A copy of the current articles of association of the Demerging Company is attached to this proposal as Schedule 3.

2.4   De statuten van de Splitsende Vennootschap zullen ter gelegenheid van de Nederlandse Splitsing worden gewijzigd overeenkomstig de concept statuten, welke aan dit voorstel zijn gehecht als Bijlage 4.

2.4  The articles of association of the   Demerging Company will be amended at the occasion of the Dutch Demerger in accordance with the draft articles of association attached to this proposal as Schedule 4.

3. Overgang deel van het vermogen van de Splitsende Vennootschap.	3. Transfer of part of the assets and liabilities of the Demerging Company.
Slechts een deel van het vermogen van de Splitsende Vennootschap zal onder algemene titel overgaan op de Verkrijgende Vennootschap.	A part of the assets and liabilities of the Demerging Company only shall be transferred under universal title of succession (onder algemene titel) to the Acquiring Company.
4. Beschrijving van de vermogensbestanddelen die overgaan op de Verkrijgende Vennootschap en van de vermogensbestanddelen die door de Splitsende Vennootschap worden behouden.	4. Detailed description of assets and liabilities to be transferred to the Acquiring Company and of those remaining with the Demerging Company.

4.1   De Verkrijgende Vennootschap zal de in Bijlage 5 omschreven ver-mogensbestanddelen van de Splitsende Vennootschap verkrijgen. De beschrijving van deze vermogensbestanddelen is gewaardeerd op de toestand per 30 juni 2009. Deze beschrijving voldoet aan de vereisten van artikel 2:94b juncto artikel 2:334bb, van het Burgerlijk Wetboek.

4.1   The Acquiring Company shall acquire the ownership of those assets and liabilities of the Demerging Company that have been specified in the document attached to this proposal as Schedule 5. The description of these assets and liabilities is valued at the situation as per 30 June 2009 This description meets the requirements of Section 2:94b in conjunction with Section 2:334bb of the Dutch Civil Code.

4.2   De volgende waarderingsmethoden zijn gebruikt om de waarde van de vermogensbestanddelen die zullen worden verkregen door de Verkrijgende Vennootschap vast te stellen:

Boekwaarde (zoals toegepast in de jaarrekening van ABN AMRO Holding N.V. over 2008).

4.2   The following valuation methods were used to determine the value of the assets and liabilities to be acquired by the Acquiring Company:

Book value (as applied in the annual accounts of ABN AMRO Holding N.V. over 2008).

4.3  De accountantsverklaring met betrekking tot de vermogensbestand-delen die zullen worden verkregen door de Verkrijgende Vennootschap  als bedoeld in artikel 2:94b juncto artikel 2:334bb van het Burgerlijk Wetboek is aangehecht aan het splitsingsvoorstel als Bijlage 6.

4.3   The auditor’s statement with respect to the assets and liabilities to be acquired by the Acquiring Company as referred to in Section 2:94b in conjunction with Section 2:334bb of the Dutch Civil Code has been attached to this proposal as Schedule 6.

4.4   Uitsluitend die vermogens-bestanddelen van de Splitsende Vennootschap waarvan in Bijlage 5 is beschreven dat deze ter gelegenheid van de splitsing zullen worden afgesplitst, zullen worden verkregen door de Verkrijgende Vennootschap. De overige vermogensbestanddelen van de Splitsende Vennootschap zullen worden behouden door de Splitsende Vennootschap terzake deze splitsing.

4.4   Only those assets and liabilities of the Demerging Company that are specified in Schedule 5 as being demerged on occasion of the Demerger will be acquired by the Acquiring Company. The remaining assets and liabilities of the Demerging Company shall be retained by the Demerging Company as part of this demerger.

4.5  De accountantsverklaring met betrekking tot de vermogensbestand-delen die zullen worden behouden door de Splitsende Vennootschap als bedoeld in artikel 2:334aa lid 2 van het Burgerlijk Wetboek is aangehecht aan het splitsingsvoorstel als Bijlage 7.

4.5 The auditor’s statement with respect to the assets and liabilities that shall be retained by the Demerging Company as referred to in Section 2:334aa paragraph 2 of the Dutch Civil Code has been attached to this proposal as Schedule 7.

4.6 De pro forma winst- en verliesrekeningen van zowel de Splitsende Vennootschap als de Verkrijgende Vennootschap zijn aangehecht aan het splitsingsvoorstel als Bijlage 8.	4.6 The pro forma profit and loss accounts of the Demerging Company and the Acquiring Company have been attached to this proposal as Schedule 8.
5. Waarde van het vermogen dat de Verkrijgende Vennoot-schap zal verkrijgen en van het deel dat de Splitsende Vennootschap zal behouden.	5. Value of the assets and liabilities to be acquired by the Acquiring Company and of those retained by the Demerging Company.
5.1 De waarde van het vermogen dat de Verkrijgende Vennootschap bij de splitsing zal verkrijgen is (afgerond) vijftien miljoen euro (€ 15.000.000)	5.1 The value attached to the assets and liabilities to be acquired by the Acquiring Company amounts to (approximately) fifteen million euro (€ 15,000,000).
5.2 De waarde van het deel van het vermogen dat de Splitsende Vennootschap zal behouden is (afgerond) twee miljard vierhonderd zevenentachtig miljoen euro (€ 2.487.000.000).
5.2   The value attached to the assets and liabilities that shall be retained by the Demerging Company amounts to (approximately) two billion four hundred and eighty-seven million euro (€ 2,487,000,000).

5.3 De hierboven genoemde waardes zijn bepaald per de datum van de tussentijdse vermogensopstelling, 30 juni 2009.	5.3 The values mentioned above have been determined as per the date of the interim balance sheet, 30 June 2009.

6. Bijzondere rechten of voordelen ten laste van de Splitsende Vennootschap overeenkomstig artikel 2:334p van het Burgerlijk Wetboek.	6. Allocation of rights due or compensation chargeable to the Demerging Company pursuant to Section 2:334p of the Dutch Civil Code.
De aan de Staat der Nederlanden door de Splitsende Vennootschap uitgegeven  schuldinstrumenten (als bedoeld onder (N) hierboven) zullen volledig worden afgesplitst naar de Verkrijgende Vennootschap, hetgeen expliciet is voorzien in deze instrumenten. Als gevolg daarvan zal de Staat der Nederlanden gelijkwaardige rechten als bedoeld in artikel 2:334p van het Burgerlijk Wetboek verkrijgen.

Overigens, zijn er geen (rechts)personen die anders dan als aandeelhouder bijzondere rechten jegens de Splitsende Vennootschap hebben, zodat geen rechten of vergoedingen worden toegekend.

The debt instruments which have been issued to the State of the Netherlands (as referred to under (N) above) shall be entirely split off to the Acquiring Company as being explicitly provided in these debt instruments. Consequently, the State of the Netherlands shall acquire equivalent rights as meant in Section 2:334p of the Dutch Civil Code.

Otherwise, there are no persons who, in any other capacity than as shareholder, have special rights against the Demerging Company. Therefore no special rights are due and no compensation shall be paid to anyone on account of the Demerging Company.

7. Toekenning van Voordelen	7. Benefits granted
Ter gelegenheid van de splitsing zullen er geen voordelen aan bestuurders of commissarissen van de Vennootschappen of aan anderen betrokken bij de splitsing worden toegekend.	No benefits shall be granted to managing directors or members of the supervisory board of the Companies or to others on occasion of the demerger.

8. Samenstelling van de Raad van Bestuur van de Verkrijgende Vennootschap	8. Management board of the Acquiring Company
8.1    Thans bestaat de raad van bestuur van de Verkrijgende Vennootschap uit:

(a)    Gerrit Zalm, geboren te Enkhuizen op 6 mei 1952;

(b)    Johan van Hall, geboren te Baarn op 24 februari 1960; en

(c)    Christiaan Franciscus Henricus Herman Vogelzang, geboren te Haarlem op 28 november 1962.

8.1.   At present the management board of the Acquiring Company is constituted as follows:

(a)    Gerrit Zalm, born in Enkhuizen, the Netherlands on 6 May 1952;

(b)    Johan van Hall, born in Baarn, the Netherlands on 24 February 1960; and

(c)    Christiaan Franciscus Henricus Herman Vogelzang, born in Haarlem, the Netherlands on 28 November 1962.

8.2    Er bestaat het voornemen na de Nederlandse Splitsing wijziging te brengen in de samenstelling van de raad van bestuur van de Verkrijgende Vennootschap. De samenstelling van de raad van bestuur zal dan worden:

(a)    Javier Maldonado Trinchant, geboren te Madrid, Spanje, op 11 juli 1962;

(b)    Jeroen Joseph Marie Kremers, geboren te Doornspijk, op 8 november 1958;

(c)     Brian David Stevenson, geboren te Lewes, Sussex, Verenigd  Koninkrijk, op 11 november 1953;

8.2   The composition of the management board of the Acquiring Company shall be amended on occasion of the Dutch Demerger demerger. The composition of the management board shall then be as follows:

(a)    Javier Maldonado Trinchant, born in Madrid, Spain, on 11 July 1962;

(b)    Jeroen Joseph Marie Kremers, born in Doornspijk, the Netherlands, on 8 November 1958;

(c)    Brian David Stevenson, born in Lewes, Sussex, United Kingdom, on 11 November 1953;

(d) John Donald Black Workman, geboren te Glasgow, Verenigd Koninkrijk, op 31 juli 1952;	(d) John Donald Black Workman, born in Glasgow, United Kingdom, on 31 July 1952;

(e) Gerrit Zalm, geboren te Enkhuizen op 6 mei 1952;	(e) Gerrit Zalm, born in Enkhuizen, the Netherlands on 6 May 1952;

(f) Johan van Hall, geboren te Baarn op 24 februari 1960;	(f) Johan van Hall, born in Baarn, the Netherlands, on 24 February 1960;

(g) Christiaan Franciscus Henricus Herman Vogelzang, geboren te Haarlem op 28 november 1962; geboren te Haarlem op 28 november 1962;	(g) Christiaan Franciscus Henricus Herman Vogelzang, born in Haarlem, the Netherlands, on 28 November 1962;

(h) Ronald Teerlink, geboren te Loosdrecht op 28 januari 1961; en	(h) Ronald Teerlink, born in Loosdrecht, the Netherlands, on 28 January 1961; and

(i) David Alan Cole, geboren in Atlanta, Verenigde Staten van Amerika, op 2 oktober 1961.	(i) David Alan Cole, born in Atlanta, United States of America, on 2 October 1961.

9. Samenstelling van de Raad van Commissarissen van de verkrijgende Vennootschap	9. Composition of the Supervisory Board of the Acquiring Company
9.1   Thans heeft de Verkrijgende Vennootschap geen raad van commissarissen. Ter gelegenheid van de Nederlandse Splitsing zal echter een raad van commissarissen worden ingesteld die dan zal bestaan uit de volgende personen:

9.1   At present the Acquiring Company does not have a supervisory board. However at the occasion of the Dutch Demerger a supervisory board shall be established which shall then be constituted as follows:

(a) Trude Albertine Maas-de Brouwer, geboren te Amsterdam op 28 november 1946;	(a) Trude Albertine Maas-de Brouwer, born in Amsterdam, the Netherlands, on 28 November 1946

(b)   Arthur Caulfield Martinez, geboren te New York, Verenigde Staten van Amerika, op 25 september 1939;

(c)    Andries Arij Olijslager, geboren te Terneuzen, op 1 januari 1944;

(d)    Gert Jan Kramer, geboren te Heemstede, op 20 juni 1942;

(e)    Ana Maria Llopis Rivas, geboren te Cumana-Sucre, Venezuela op 5 mei 1950;

(f)    Juan Rodriquez Inciarte, geboren te Oviedo, Spanje, op 27 juni 1952;

(g)    Michael Enthoven, geboren te Haarlem op 7 mei 1951; en

(h)    Miller Roy McLean, geboren te Dumbarton, Verenigd Koninkrijk, op 4 december 1949.

(b)   Arthur Caulfield Martinez, born in New York, United States of America, on 25 September 1939;

(c)   Andries Arij Olijslager, born in Terneuzen, the Netherlands, on 1 January 1944;

(d)   Gert Jan Kramer, born in Heemstede, the Netherlands, on 20 June 1942;

(e)   Ana Maria Llopis Rivas, born in Cumana-Sucre, Venezuela on 5 May 1950;

(f)   Juan Rodriquez Inciarte, born in Oviedo, Spain, on 27 June 1952;

(g)   Michael Enthoven, born in Haarlem, the Netherlands, on 7 May 1951; and

(h)   Miller Roy McLean, born in Dumbarton, United Kingdom, on 4 December 1949.

10. Samenstelling van de Raad van Bestuur van de Splitsende Vennootschap	10. Management board of the Demerging Company

10.1 Thans bestaat de Raad van Bestuur van de Splitsende Vennootschap uit:	10.1 At present the management board of the Demerging Company is constituted as follows:
(a) Javier Maldonado Trinchant, geboren te Madrid, Spanje, op 11 juli 1962;	(a) Javier Maldonado Trinchant, born in Madrid, Spain, on 11 July 1962;

(b)   Jeroen Joseph Marie Kremers, geboren te Doornspijk, op 8 november 1958;

(c)   Brian David Stevenson, geboren te Lewes, Sussex, Verenigd  Koninkrijk, op 11 november 1953;

(d)   John Donald Black Workman, geboren te Glasgow, Verenigd Koninkrijk, op 31 juli 1952;

(b)   Jeroen Jospeh Marie Kremers, born in Doornspijk, the Netherlands, on 8 November 1958;

(c)   Brian David Stevenson, born in Lewes, Sussex, United Kingdom, on 11 November 1953;

(d)   John Donald Black Workman, born in Glasgow, United Kingdom, on 31 July 1952;

(e) Gerrit Zalm, geboren te Enkhuizen op 6 mei 1952;	(e) Gerrit Zalm, born in Enkhuizen, the Netherlands on 6 May 1952;

(f) Johan van Hall, geboren te Baarn op 24 februari 1960;	(f) Johan van Hall, born in Baarn, the Netherlands, on 24 February 1960;

(g) Christiaan Franciscus Henricus Herman Vogelzang, geboren te Haarlem op 28 november 1962;	(g) Christiaan Franciscus Henricus Herman Vogelzang, born in Haarlem, the Netherlands, on 28 November 1962;

(h) Ronald Teerlink, geboren te Loosdrecht op 28 januari 1961;	(h) Ronald Teerlink, born in Loosdrecht, the Netherlands, on 28 January 1961;

(i) David Alan Cole, geboren in Atlanta, Verenigde Staten van Amerika, op 2 oktober 1961.	(i) David Alan Cole, born in Atlanta, United States of America, on 2 October 1961.

10.2 Er bestaat geen voornemen na de splitsing wijziging te brengen in de samenstelling van de Raad van Bestuur van de Splitsende Vennootschap.	10.2 The composition of the management board of the Demerging Company shall not be amended on occasion of the demerger.

11. Samenstelling van de raad van commissarissen van de Splitsende Vennootschap	11. Supervisory board of the Demerging Company

11.1 Thans bestaat de raad van commissarissen van de Splitsende Vennootschap uit:

(a)   Trude Albertine Maas-de Brouwer, geboren te Amsterdam op 28 november 1946;

(b)   Arthur Caulfield Martinez, geboren te New York, Verenigde Staten van Amerika, op 25 september 1939;

(c)   Andries Arij Olijslager, geboren te Terneuzen, op 1 januari 1944;

(d)   Gert Jan Kramer, geboren te Heemstede, op 20 juni 1942;

(e)   Ana Maria Llopis Rivas, geboren te Cumana-Sucre, Venezuela op 5 mei 1950;

(f)   Juan Rodriquez Inciarte, geboren te Oviedo, Spanje, op 27 juni 1952;

(g)   Michael Enthoven, geboren te Haarlem op 7 mei 1951; en

11.1 At present the supervisory board of the Demerging Company is constituted as follows:

(a)  Trude Albertine Maas-de Brouwer, born in Amsterdam, the Netherlands, on 28 November 1946;

(b)  Arthur Caulfield Martinez, born in New York, United States of America, on 25 September 1939;

(c)  Andries Arij Olijslager, born in Terneuzen, the Netherlands, on 1 January 1944;

(d)  Gert Jan Kramer, born in Heemstede, the Netherlands, on 20 June 1942;

(e)  Ana Maria Llopis Rivas, born in Cumana-Sucre, Venezuela on 5 May 1950;

(f)   Juan Rodriquez Inciarte, born in Oviedo, Spain, on 27 June 1952;

(g)  Michael Enthoven, born in Haarlem, the Netherlands, on 7 May 1951; and

(h) Miller Roy McLean, geboren te Dumbarton, Verenigd Koninkrijk, op 4 december 1949.	(h) Miller Roy McLean, born in Dumbarton, United Kingdom, on 4 December 1949.

11.2 Er bestaat geen voornemen na de splitsing wijziging te brengen in de samenstelling van de raad van commissarissen van de Splitsende Vennootschap.	11.2 The composition of the supervisory board of the Demerging Company shall not be amended on occasion of the demerger.
12. Tijdstip verantwoording financiële gegevens	12. Effective financial date
De financiële gegevens van de af te splitsen activa en passiva van de Splitsende Vennootschap zullen met ingang van de eerste dag van de maand waarin de splitsing wordt geëffectueerd worden verantwoord in de jaarstukken of andere financiële verantwoording van de Verkrijgende Vennootschap.

The financial particulars of the assets and liabilities of the Demerging Company that will be split off shall be reflected in the annual accounts or other financial reports of the Acquiring Company as per the first day of the month in which the demerger is effectuated.

13. Maatregelen in verband met het verkrijgen van het aandeelhouderschap in de Verkrijgende Vennootschap	13. Measures in connection with shareholding in Demerging Company
Ter gelegenheid van de splitsing zal aan de Aandeelhouder 1 aandeel in het kapitaal van de Verkrijgende Vennootschap worden toegekend.	On occasion of the demerger, the Acquiring Company shall allot 1 share in its share capital to the Shareholder.

14. Activiteiten van de Splitsende Vennootschap	14. Activities of the Demerging Company
De activiteiten van de Splitsende Vennootschap worden voortgezet door de	The activities of the Demerging Company shall be continued by the Acquiring

Verkrijgende Vennootschap, voor zover het betreft die ten aanzien van de af te splitsen vermogensbestanddelen.	Company, to the extent those activities relate to the assets and liabilities to be transferred to the Acquiring Company.

15. Goedkeuring van het besluit tot splitsing	15. Approval of resolution to enter into demerger
15.1 Overeenkomstig hetgeen is bepaald in Artikel 19 van de statuten van de Splitsende Vennootschap is het bestuursbesluit betreffende het voorstel de splitsing aan te gaan onderworpen aan de voorafgaande goedkeuring van de algemene vergadering van aandeelhouders van de Splitsende Vennootschap.

15.1 In accordance with article 19 of the articles of association of the Demerging Company the board resolution to propose to enter into the demerger requires the prior approval of the general meeting of shareholders of the Demerging Company.

15.2 Het voorstel tot splitsing is goedgekeurd door de raad van commissarissen van de Splitsende Vennootschap op 29 september 2009.	15.2 The demerger proposal was approved by the supervisory board of the Demerging Company on 29 September 2009.

15.3 Het besluit tot splitsing is onderworpen aan goedkeuring van De Nederlandsche Bank.	15.3 The resolution to enter into the demerger requires approval of the Dutch Central Bank.

16. Goodwill en uitkeerbare reserves van de Verkrijgende Vennootschap	16. Goodwill and distributable reserves of the Acquiring Company
16.1 De uitkeerbare reserves van de Verkrijgende Vennootschap nemen als gevolg van de splitsing toe met veertien miljoen euro (€ 14.000.000). De uitkeerbare reserves van de Splitsende Vennootschap nemen af met veertien miljoen euro (€ 14.000.000).

16.1 The distributable reserves of the Acquiring Company will as a result of the demerger increase by an amount of fourteen million euro (€ 14,000,000). The distributable reserves of the Demerging Company will decrease by an amount of fourteen million euro (€ 14,000,000).

Er zijn geen gevolgen ten aanzien van de goodwill.	There are no consequences with respect to the goodwill.

De ingevolge artikel 2:334y van het Burgerlijk Wetboek aanvullend te vermelden gegevens zijn de volgende:	The information which has to be made additionally available pursuant to Section 2:334y of the Dutch Civil Code is the following:

17. De ruilverhouding van de aandelen en de omvang van de betalingen	17. The share exchange ratio and the amount of payments
17.1 Ter gelegenheid van de splitsing zal 1 aandeel in het kapitaal van de Verkrijgende Vennootschap met een nominale waarde van € 1,--, genummerd 500.000.000, aan de Aandeelhouder worden toegekend. De ruilverhouding bedraagt derhalve een toekenning van 1 aandeel in het kapitaal van de Verkrijgende Vennootschap tegen verkrijging door de Verkrijgende Vennootschap van de vermogensbestanddelen zoals opgenomen in Bijlage 5.

17.1 On the occasion of the demerger 1 share in the share capital of the Acquiring Company, having a nominal value of € 1, numbered 500,000,000, shall be allotted to the Shareholder. The exchange ratio therefore is an allotment of 1 share in the share capital of the Acquiring Company in exchange for the acquisition by the Acquiring Company of the assets and liabilities as referred to in Schedule 5.

17.2 De Aandeelhouder heeft ingestemd met het buiten toepassing laten van artikel 2:334aa leden 1 en 3 van het Burgerlijk Wetboek, zulks overeenkomstig artikel 2:334aa lid 7 van het Burgerlijk Wetboek.
17.2 The Shareholders has agreed to not apply Section 2:334aa paragraphs 1 and 3 of the Dutch Civil Code, such in accordance with Section 2:334aa paragraph 7 of the Dutch Civil Code.

17.3 Het verschil tussen de waarde van het gedeelte van het vermogen van de Splitsende Vennootschap dat de Verkrijgende Vennootschap bij de splitsing zal verkrijgen en de nominale waarde van het toe te kennen aandeel, zal als agio worden geboekt.

17.3 The difference between the value of that part of the assets and liabilities of the Demerging Company which will be acquired by the Acquiring Company as a result of the demerger and the nominal value of the share to be allocated will be booked as share premium.

17.4 Ter gelegenheid van de splitsing zullen krachtens de ruilverhouding geen betalingen plaatsvinden.	17.4 No payments shall be made pursuant to the exchange ratio at the occasion of the demerger.

18. Tijdstip met ingang waarvan en welke mate waarin de Aandeelhouder zal gaan delen in de winst van de Verkrijgende Vennootschap	18. the date as of which and extent to which the Shareholder will participate in the profits of the Acquiring company
De Aandeelhouder zal vanaf de eerste dag van de maand waarin de splitsing wordt geëffectueerd, gelijkelijk met de thans reeds in het kapitaal van de Verkrijgende Vennootschap gehouden aandelen, volledig delen in dat deel van de winst van de Verkrijgende Vennootschap dat verband houdt met de af te splitsen vermogensbestanddelen.

The Shareholder will, equally with the shares it already holds in the share capital of the Acquiring Company, fully participate in the that part of the profits of the Acquiring Company which relates to the assets and liabilities to be demerged as from the first day of the month in which the demerger is effectuated.

19. Het aantal aandelen dat zal worden ingetrokken	19. the number of shares to be cancelled
Geen.	None.

Dit voorstel tot splitsing komt tot stand zodra het rechtsgeldig is ondertekend door alle bestuurders en commissarissen. Het is niet vereist dat alle ondertekenaars hetzelfde exemplaar van dit voorstel tot splitsing tekenen. Indien ondertekening op verschillende exemplaren van dit voorstel tot splitsing geschiedt, vormen de desbetreffende exemplaren tezamen één voorstel tot splitsing.

This demerger proposal will come into effect, when legally signed by all members of the management board and the supervisory board. It is not required that all signatories sign the same copy of this demerger proposal. In case the signing will take place on multiple copies of this demerger proposal, these multiple copies together will constitute one demerger proposal.

Te ondertekenen door alle leden van de raden van bestuur van de Vennootschappen en de raad van commissarissen van de Splitsende Vennootschap.	To be signed by all managing directors of the Companies and the members of the supervisory board of the Demerging Company.

Amsterdam, 30 September 2009

ABN AMRO Bank N.V.

All Members of the Managing Board

/s/ J. Maldonado Trichant	/s/ B.D. Stevenson
Door/By: J. Maldonado Trichant	Door/By: B.D. Stevenson
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ J.J.M. Kremers	/s/ J.D.B. Workman
Door/By: J.J.M. Kremers	Door/By: J.D.B. Workman
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ G. Zalm	/s/ J. van Hall
Door/By: G. Zalm	Door/By: J. van Hall
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ Ch.F.H. Vogelzang	/s/ R. Teerlink
Door/By: Ch.F.H. Vogelzang	Door/By: R. Teerlink
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ D.A. Cole
Door/By: D.A. Cole
Datum/Date: September 29, 2009
Plaats/Place: Amsterdam

All Members of the Supervisory Board

/s/ T.A. Maas-de Brouwer	/s/ A.C. Martinez
Door/By: T.A. Maas-de Brouwer	Door/By: A.C. Martinez
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ A.A. Olijslager	/s/ G.J. Kramer
Door/By: A.A. Olijslager	Door/By: G.J. Kramer
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ A.M. Llopis Rivas	/s/ J. Rodriquez Inciarte
Door/By: A.M. Llopis Rivas	Door/By: J. Rodriquez Inciarte
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ M. Enthoven	/s/ M.R. McLean
Door/By: M. Enthoven	Door/By: M.R. McLean
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

ABN AMRO II N.V.

All Members of the Managing Board
/s/ G. Zalm	/s/ J. van Hall
Door/By: G. Zalm	Door/By: J. van Hall
Datum/Date: September 29, 2009	Datum/Date: September 29, 2009
Plaats/Place: Amsterdam	Plaats/Place: Amsterdam

/s/ C.F.H.H. Vogelzang
Door/By: C.F.H.H. Vogelzang
Datum/Date: September 29, 2009
Plaats/Place: Amsterdam

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.
Date:	7th October 2009	By:	/s/ Petri Hofsté
			Name:	Petri Hofsté
			Title:	Deputy CFO - Head of Group Finance

By:	/s/ Mark Boyle
	Name:	Mark Boyle
	Title:	Head of Group Finance Reporting & Policies